December 18, 2024

Management’s Responsibility for the Financial Statements

The accompanying consolidated financial statements of Organigram Holdings Inc. (the “Company”) have been prepared by the Company’s management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and contain estimates based on management’s judgment. Internal control systems are maintained by management to provide reasonable assurance that assets are safe-guarded and financial information is reliable.

The Board of Directors of the Company is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements and the accompanying management discussion and analysis. The Board of Directors carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board of Directors. It meets with the Company’s management and auditors, and reviews internal controls and financial reporting matters to ensure that management is properly discharging its responsibilities before submitting the financial statements to the Board of Directors for approval.

(signed) ‘Beena Goldenberg’	(signed) ‘Greg Guyatt’
Chief Executive Officer	Chief Financial Officer
Toronto, Ontario	Toronto, Ontario

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2024 AND YEAR ENDED SEPTEMBER 30, 2023     1

KPMG

KPMG LLP
100 New Park Place, Suite 1400
Vaughan, ON L4K 0J3
Tel 905-265 5900
Fax 905-265 6390
www.kpmg.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Organigram Holdings Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Organigram Holdings Inc. and subsidiaries (the Company) as of September 30, 2023, the related consolidated statements of operations and comprehensive loss, changes in equity, and cash flows for the thirteen month period ended September 30, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2023, and the results of its operations and its cash flows for the thirteen month period ended September 30, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. KPMG Canada provides services to KPMG LLP.
Document classification: KPMG Confidential

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2024 AND YEAR ENDED SEPTEMBER 30, 2023     2

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2024 AND YEAR ENDED SEPTEMBER 30, 2023     3

PKF O'CONNOR DAVIES
ACCOUNTANTS AND ADVISORS

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
of Organigram Holdings Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Organigram Holdings Inc. (the "Company") as of September 30, 2024, and the related consolidated statements of operations and comprehensive loss, changes in equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of September 30, 2024, based on criteria established in *Internal Control–Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated December 18, 2024, expressed and adverse opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

PKF O'CONNOR DAVIES, LLP
245 Park Avenue, New York, NY 10167 I Tel: 212.867.8000 or 212.286.2600 I Fax: 212.286.4080 I www.pkfod.com

PKF O'Connor Davies, LLP is a member firm of the PKF International Limited network of legally independent firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2024 AND YEAR ENDED SEPTEMBER 30, 2023     4

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Assessment of measurement of the fair value of biological assets

As described in Notes 3iv, 3xxii, and 5, to the consolidated financial statements, the Company measures biological assets, which consist of cannabis plants, at fair value less costs to sell up to the point of harvest, which then becomes the basis for the cost of finished goods inventories after harvest. As disclosed in Note 5 to the consolidated financial statements, as of September 30, 2024, the carrying value of the Company's biological assets was $15,173 thousand. The fair value less cost to sell of biological assets is determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, then adjusts that amount for the average selling price per gram, and for any additional costs incurred.

We identified the assessment of the significant assumptions used to estimate the fair value less cost to sell of biological assets as a critical audit matter as a high degree of auditor judgement is required to evaluate the significant assumptions. The significant assumptions used to determine the fair value less cost to sell of biological assets are the expected average yield per plant and the average selling price per gram.

The primary procedures we performed to address this critical audit matter included:

- Tested the following estimates used to determine the Fair Value Less Costs to Sell ("FVLCS") of the biological assets:
  - Average Selling Price ("ASP") Per Gram: We tested the accuracy of the sales report used in the Company's model to calculate the ASP by reconciling the report totals to the trial balance and tracing a sample of transactions back to the revenue sub-ledger & sales invoice. In addition, we performed variability testing of the ASP by comparing actual sales prices from before and after year-end to the ASP at year-end.
  - Expected Average Yield per Plant: We tested the accuracy of the harvest reports used to determine the average yields for each strain by comparing the averages to historical actual yields and verified the accuracy of the data by selecting a sample of the historical yields and comparing to quality assurance records. We further verified the number and ages of the plants through observation procedures.
  - Wastage Rates: We tested the wastage rate calculation by performing various analytics and comparing the historical kill rates to quality assurance records.
  - Costs to Sell: We tested the various costs to sell (post-harvest, drying, packaging) by performing analytics, vouching invoices, and reconciling the underlying data to sub-ledgers.
- We tested the accuracy of the unrealized gain on changes in fair value of biological assets by performing a rollforward analysis and testing the underlying data through the various tests mentioned above.
- Assessed the appropriateness of disclosures in the consolidated financial statements.

3

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2024 AND YEAR ENDED SEPTEMBER 30, 2023     5

Fair value measurement of the Greentank Technologies Corp., Phylos Bioscience Inc., Open Book Extracts, Sanity Group GmbH, and British American Tobacco P.L.C. financial instruments

As discussed in Notes 3xxii, 9, and 11 to the consolidated financial statements, the Company has other financial assets and preferred shares and warrants issued pursuant to equity offerings that are potentially exercisable in cash or on a cashless basis resulting in a variable number of shares being issued that are considered derivative liabilities and therefore measured at fair value through profit or loss at each reporting period. As of September 30, 2024, there were financial instruments that were recorded as other financial assets of $40.7 million, preferred shares of $31.1 million, current derivative liabilities of $5.1 million, and noncurrent derivative liabilities of $14.1 million with a fair value loss of $7.7 million recognized in the change in fair value of derivative liabilities, preferred shares and other financial assets, in the year ended September 30, 2024.

We identified the assessment of the fair value measurement of the financial instruments as a critical audit matter. There was a high degree of subjective auditor judgment in the evaluation of the key assumptions that were not directly observable, when determining the fair value of the financial instruments. The key assumptions included discount rates, volatility, credit spreads, the probability of each scenario, time to liquidity event, company's prevailing capital structure. Additionally, the audit effort associated with the evaluation of the discount rate, volatility of underlying portfolio companies, tranche specific volatilities of the specific equity classes, credit spreads, time to liquidity event and probability of each scenario required specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter:

- Involved valuation professionals with specialized skills and knowledge who assisted in evaluating the Company's key assumptions. The evaluation was achieved by applying the below procedures as applicable to the various financial instruments:

    - Volatility Analysis: Assessed the volatility of portfolio companies (Greentank, OBX, Sanity Group, Phylos, BAT) using Guideline Public Companies from a third-party database and evaluated tranche-specific volatilities based on comparable market data and specialized models.
    - Credit Spreads: Determined appropriate credit spreads using reputable data sources.
    - Discount for Lack of Marketability ("DLOM"): Evaluated DLOM using third-party evidence and conducted sensitivity analyses on assumptions based on Asian Put Option models and Black-Scholes calculations.
    - Market Inputs Validation: Corroborated key valuation model inputs, including volatility, risk-free rates, credit spreads, discount rates, and stock prices, to ensure consistency with market data.
    - Sensitivity Analysis: Performed scenario-based sensitivity analyses to test the robustness of Fair Value conclusions and the DLOM under varying assumptions such as the risk-free rate, volatility, and years to maturity.

- Assessed the appropriateness of disclosures in the consolidated financial statements.

3

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2024 AND YEAR ENDED SEPTEMBER 30, 2023     6

PKF O'Connor Davies, LLP

We have served as the Company's auditor since June 28, 2024.

New York, New York

December 18, 2024

4

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2024 AND YEAR ENDED SEPTEMBER 30, 2023     7

PKF O'CONNOR DAVIES
ACCOUNTANTS AND ADVISORS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Organigram Holdings Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Organigram Holdings Inc.'s (the "Company") internal control over financial reporting as of September 30, 2024, based on criteria established in Internal Control–Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, because of the effect of the material weaknesses described in the following paragraphs on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of September 30, 2024, based on criteria established in Internal Control–Integrated Framework (2013) issued by COSO.

A material weakness is a control deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management's assessment:

- Management review controls to ensure the completeness and accuracy of complex spreadsheets used for biological assets and inventory were not designed or operating effectively.
- Ineffective general IT controls related to security and administration and monitoring of service organizations.

As a consequence of the above the Company had ineffective control activities related to the design, implementation and operations of process level and financial statement close controls.

These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the September 30, 2024 consolidated financial statements, and this report does not affect our report dated December 18, 2024, on those consolidated financial statements.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated balance sheet of the Company as of September 30, 2024, the related consolidated statements of operations, comprehensive income (loss), shareholders' equity, and cash flows for the year ended September 30, 2024 and our report dated December 18, 2024, expressed an unqualified opinion thereon.

PKF O'CONNOR DAVIES, LLP
245 Park Avenue, New York, NY 10167 I Tel: 212.867.8000 or 212.286.2600 I Fax: 212.286.4080 I www.pkfod.com

PKF O'Connor Davies, LLP is a member firm of the PKF International Limited network of legally independent firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2024 AND YEAR ENDED SEPTEMBER 30, 2023     8

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Controls over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PKF O'Connor Davies, LLP

New York, New York
December 18, 2024

2

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2024 AND YEAR ENDED SEPTEMBER 30, 2023     9

ORGANIGRAM HOLDINGS INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As at September 30, 2024 and September 30, 2023
(Expressed in CDN $000’s except share and per share amounts)

	SEPTEMBER 30, 2024	SEPTEMBER 30, 2023
ASSETS
Current assets
Cash	$106,745	$33,864
Restricted cash (Note 13 and 24)	25,860	—
Short-term investments	821	—
Accounts and other receivables (Note 4)	37,153	30,157
Biological assets (Note 5)	15,173	17,355
Inventories (Note 6)	67,351	63,598
Prepaid expenses and deposits	9,116	11,002
	262,219	155,976

Restricted cash (Note 24)	—	17,893
Property, plant and equipment (Note 7)	96,231	99,046
Intangible assets and goodwill (Note 8)	8,092	10,624
Deferred charges and deposits (Note 7)	545	613
Other financial assets (Note 9)	40,727	8,437
Investments in associates (Note 15)	—	5,284
Net investment in sublease	46	582
	$407,860	$298,455

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$47,097	$20,007
Other liabilities (Note 10)	1,086	1,228
Income taxes payable (Note 23)	—	94
Derivative liabilities (Note 11)	5,139	1,102
	53,322	22,431

Long-term debt	25	79
Derivative liabilities (Note 11)	14,110	771
Preferred shares (Note 12 and 13)	31,070	—
Lease liabilities (Note 14)	3,344	3,551
	101,871	26,832

SHAREHOLDERS' EQUITY
Share capital (Note 13)	852,891	776,906
Equity reserves (Note 13)	37,129	33,404
Accumulated other comprehensive loss (Note 9)	(63)	(159)
Accumulated deficit	(583,968)	(538,528)
	305,989	271,623
	$407,860	$298,455
Subsequent events (Note 27)

On behalf of the Board:
/s/Beena Goldenberg, Director
/s/Peter Amirault, Director

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023    10

ORGANIGRAM HOLDINGS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
For the year ended September 30, 2024 and thirteen months ended September 30, 2023
(Expressed in CDN $000’s except share and per share amounts)

	YEAR ENDED	THIRTEEN MONTHS ENDED
	SEPTEMBER 30, 2024	SEPTEMBER 30, 2023
REVENUE
Gross revenue (Note 19)	$247,177	$233,647
Excise taxes	(87,336)	(72,008)
Net revenue	159,841	161,639
Cost of sales (Note 6 and 20)	111,390	136,437
Gross margin before fair value adjustments	48,451	25,202
Realized fair value on inventories sold and other inventory charges (Note 6)	(52,078)	(56,187)
Unrealized gain on changes in fair value of biological assets (Note 5)	51,151	68,981
Gross margin	47,524	37,996

OPERATING EXPENSES
General and administrative (Note 22)	45,870	53,030
Sales and marketing	19,851	19,348
Research and development	11,200	13,201
Share-based compensation (Note 13 (iv))	6,274	5,273
Impairment of property, plant and equipment (Note 7)	—	165,255
Impairment of intangible assets and goodwill (Note 8)	—	44,856
Total operating expenses	83,195	300,963

LOSS FROM OPERATIONS	(35,671)	(262,967)
Investment income, net of financing costs	(3,311)	(3,692)
Share of loss (including impairment) from investments in associates (Note 15)	5,284	1,004
(Gain) loss on disposal of property, plant and equipment and intangible assets	(633)	418
Change in fair value of contingent share consideration	(50)	(3,364)
Change in fair value of derivative liabilities, preferred shares and other financial assets (Note 9, 11 and 12)	7,718	(4,372)
Share issuance costs allocated to derivative liabilities and preferred shares (Note 11 and 12)	937	—
Other non-operating income	(176)	(548)
Loss before tax	(45,440)	(252,413)

Income tax expense (recovery) (Note 23)
Current, net	—	(195)
Deferred, net	—	(3,617)

NET LOSS	$(45,440)	$(248,601)

OTHER COMPREHENSIVE INCOME (LOSS)
Change in fair value of investments at fair value through other comprehensive income (Note 9)	96	(159)

COMPREHENSIVE LOSS	$(45,344)	$(248,760)
Net loss per common share, basic (Note 13 (v))	$(0.477)	$(3.058)
Net loss per common share, diluted (Note 13 (v))	$(0.477)	$(3.058)

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023    11

ORGANIGRAM HOLDINGS INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the year ended September 30, 2024 and thirteen months ended September 30, 2023
(Expressed in CDN $000’s except share and per share amounts)

	NUMBER OF SHARES[1]	SHARE CAPITAL	EQUITY RESERVES	ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME	ACCUMULATED DEFICIT	SHAREHOLDERS' EQUITY
Balance - September 1, 2022	78,453,879	$769,725	$28,338	$(78)	$(289,927)	$508,058
Shares issued to former shareholders of EIC, net of issue costs of $19 (Note 13 (iii) and 25)	2,621,370	6,481	—	—	—	6,481
Share-based compensation (Note 13 (iv))	—	—	5,727	—	—	5,727
Exercise of stock options (Note 13 (iii))	26,300	69	(30)	—	—	39
Exercise of restricted share units (Note 13 (iii))	59,138	621	(621)	—	—	—
Exercise of performance share units (Note 13 (iii))	948	10	(10)	—	—	—
Rounding of fractional shares after share consolidation	(5)	—	—	—	—	—
Net loss	—	—	—	—	(248,601)	(248,601)
Other comprehensive loss	—	—	—	(81)	—	(81)
Balance - September 30, 2023	81,161,630	$776,906	$33,404	$(159)	$(538,528)	$271,623

Balance - October 1, 2023	81,161,630	$776,906	$33,404	$(159)	$(538,528)	$271,623
Unit financing, net of issuance costs (Note 13 (iii))	8,901,000	19,157	—	—	—	19,157
Private placement (Note 13 (iii))	17,322,915	53,365	—	—	—	53,365
Share-based compensation (Note 13 (iv))	—	—	7,182	—	—	7,182
Exercise of stock options (Note 13 (iii))	3,942	11	(5)	—	—	6
Exercise of restricted share units (Note 13 (iii))	1,193,789	3,430	(3,430)	—	—	—
Exercise of performance share units (Note 13 (iii))	2,216	22	(22)	—	—	—
Net loss	—	—	—		(45,440)	(45,440)
Other comprehensive loss	—	—	—	96	—	96
Balance - September 30, 2024	108,585,492	$852,891	$37,129	$(63)	$(583,968)	$305,989

The accompanying notes are an integral part of these Consolidated Financial Statements.
1 The Company implemented a consolidation of its common shares in July 2023 and the number of common shares have been retrospectively adjusted. Refer to Note 1 for further information.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023    12

ORGANIGRAM HOLDINGS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the year ended September 30, 2024 and thirteen months ended September 30, 2023
(Expressed in CDN $000’s except share and per share amounts)

	YEAR ENDED	THIRTEEN MONTHS ENDED
	SEPTEMBER 30, 2024	SEPTEMBER 30, 2023
OPERATING ACTIVITIES
Net loss	$(45,440)	$(248,601)
Items not affecting operating cash:
Share-based compensation (Note 13 (iv))	7,182	5,727
Depreciation and amortization (Note 7 and 8)	12,079	26,188
(Gain) loss on disposal of property, plant and equipment and intangible assets	(633)	418
Impairment of property, plant and equipment (Note 7)	—	165,255
Impairment of intangible assets and goodwill (Note 8)	—	44,856
Realized fair value on inventories sold and other inventory charges (Note 6)	52,078	56,187
Unrealized gain on changes in fair value of biological assets (Note 5)	(51,151)	(68,981)
Investment income, net of financing costs	(3,311)	(3,692)
Share of loss (including impairment) from investments in associates (Note 15)	5,284	1,004
Change in fair value of contingent consideration (Note 25)	(50)	(3,364)
Legal recovery	—	(75)
Bad debts and provision for expected credit losses (Note 4)	4,222	—
Change in fair value of derivative liabilities, preferred shares and other financial assets (Note 9, 11 and 12)	7,718	(4,372)
Share issuance costs allocated to derivative liabilities and preferred shares (Note 11 and 12)	937	—
Income tax expense (recovery) (Note 23)	—	(3,812)
Cash used in operating activities before working capital changes	(11,085)	(33,262)
Changes in non-cash working capital:
Net change in accounts and other receivables, biological assets, inventories, prepaid expenses and deposits	(12,059)	13,552
Net change in accounts payable and accrued liabilities, provisions and other liabilities	27,016	(19,068)
Net cash provided by (used in) operating activities	3,872	(38,778)

FINANCING ACTIVITIES
Share issuance costs (Note 13 (iii))	—	(19)
Proceeds from unit financing, net of issuance costs (Note 13 (iii))	26,018	—
Private placement, net of share issuance costs (Note 13 (iii))	82,541	—
Payment of lease liabilities, net of sublease receipts (Note 14)	(710)	(750)
Payment of long-term debt	(76)	(87)
Stock options exercised (Note 13 (iii))	6	39
Net cash provided by (used in) financing activities	107,779	(817)

INVESTING ACTIVITIES
Purchase of short-term investments	(800)	(10,000)
Proceeds from short-term investments	—	40,476
Investment income	3,518	3,589
Change in restricted cash, net (Note 9, 13 and 24)	(7,967)	8,927
Other financial assets (Note 9)	(28,440)	(8,647)
Proceeds on sale of property, plant and equipment	257	1,027
Purchase of property, plant and equipment (Note 7)	(4,731)	(29,142)
Purchase of intangible assets (Note 8)	(607)	(1,286)
Net cash (used in) provided by investing activities	(38,770)	4,944

INCREASE (DECREASE) IN CASH	$72,881	$(34,651)
CASH POSITION
Beginning of period	$33,864	$68,515
End of period	$106,745	$33,864
The accompanying notes are an integral part of these Consolidated Financial Statements.
CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023    13

ORGANIGRAM HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended September 30, 2024 and thirteen months ended September 30, 2023
(Expressed in CDN $000’s except share and per share amounts)

1.    NATURE OF OPERATIONS
Organigram Holdings Inc. (the “Company”) is a publicly traded corporation with its common shares (the “Common Shares”) trading on the Toronto Stock Exchange (“TSX”) and on the Nasdaq Global Select Market (“NASDAQ”) under the symbol “OGI”. The head office of the Company is 1400-145 King Street West, Toronto, Ontario, Canada, M5H 1J8 and the registered office is 35 English Drive, Moncton, New Brunswick, Canada, E1E 3X3.

The Company’s wholly-owned subsidiaries are: (i) Organigram Inc., a licensed producer (“LP” or “Licensed Producer”) of cannabis and cannabis-derived products in Canada regulated by Health Canada under the Cannabis Act (Canada) and the Cannabis Regulations (Canada); and (ii) 10870277 Canada Inc., a special purpose holding company for the Company. The Company was incorporated under the Business Corporations Act (British Columbia) on July 5, 2010, and continued under the Canada Business Corporations Act (“CBCA”) on April 6, 2016. Organigram Inc. was incorporated under the Business Corporations Act (New Brunswick) on March 1, 2013. 10870277 Canada Inc. was incorporated under the CBCA on July 4, 2018.

On October 1, 2023, Organigram Inc. amalgamated with the Company's then wholly-owned subsidiaries. The Edibles and Infusions Corporation ("EIC") and Laurentian Organic Inc. ("Laurentian") and continued as a single corporation under the name "Organigram Inc.", a 100% owned subsidiary of the Company. EIC was incorporated under the Business Corporations Act (Ontario) on September 20, 2018. Laurentian was incorporated under the CBCA on March 18, 2019.

On June 19, 2023, the Company's Board of Directors approved the consolidation of the Company’s issued and outstanding Common Shares at a consolidation ratio of four (4) pre-consolidation Common Shares for every post-consolidation Common Share (the “Share Consolidation”). The Share Consolidation was implemented with effect from July 5, 2023 to facilitate compliance with NASDAQ's listing requirements with respect to the minimum bid price for listed securities, to reduce volatility, and to enhance the marketability of the Common Shares to institutional investors. In accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), the change has been applied retrospectively and as a result, all disclosures of Common Shares, per Common Share data and data related to stock options, restricted share units ("RSU"), performance share units ("PSU"), warrants and Top-up-Rights (as hereinafter defined) in the accompanying consolidated financial statements and related notes reflect this Share Consolidation for all periods presented.

In May 2023, to better align the Company's financial statement reporting requirements with other public companies and calendar quarters, the Company's Board of Directors approved a change in the Company's fiscal year end from August 31 to September 30. The Company's current fiscal year commenced on October 1, 2023 and ended on September 30, 2024 (fiscal 2024). As a result of the change in year end, the current period in these consolidated financial statements is for the twelve months ended September 30, 2024, whereas the comparative period is for the thirteen months ended September 30, 2023.

2.     BASIS OF PREPARATION
i.Statement of compliance
These consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB and interpretations of the IFRS Interpretations Committee (“IFRIC”).

These consolidated financial statements were approved and authorized for issue by the Board of Directors of the Company on December 18, 2024.

ii.Basis of measurement
These consolidated financial statements have been prepared on a historical cost basis except for biological assets, share-based compensation, contingent share consideration, short-term investments, other financial assets and derivative liabilities, which are measured at fair value.

Historical cost is the fair value of the consideration given in exchange for goods and services, which is generally based upon the fair value of the consideration given in exchange for assets at the time of the transaction.

iii.Basis of consolidation
These consolidated financial statements include the accounts of the Company and its subsidiaries on a consolidated basis after elimination of intercompany transactions and balances. Subsidiaries are entities the Company controls when it is exposed, or has rights, to variable returns from its involvement and has the ability to affect those returns through its power to direct the relevant activities of the subsidiaries. The results of subsidiaries acquired during the year are consolidated from the date of acquisition.

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Associates are all entities over which the Company has significant influence but not control or joint control. Investments in associates are accounted for using the equity method after initial recognition at cost. Joint operations are arrangements in which the Company has joint control. The Company includes its proportionate share of the assets acquired and expenses incurred of the joint operation.

iv.Foreign currency translation
Functional and presentation currency
These consolidated financial statements are presented in Canadian dollars, which is the Company’s and its subsidiaries’ functional currency, except for the Company’s investment in its associate, Alpha-Cannabis Pharma GmbH as described in Note 15, for which the functional currency has been determined to be Euros.

Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in currencies other than an operation’s functional currency are recognized in the consolidated statements of operations and comprehensive loss.

Foreign operations
The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to Canadian dollars at exchange rates at the reporting date. The income and expenses of foreign operations are translated to Canadian dollars using average exchange rates for the month during which the transactions occurred. Foreign currency differences are recognized in the consolidated statements of operations and comprehensive loss within other comprehensive (loss) income and are accumulated in accumulated other comprehensive (loss) income.

When the Company disposes of its entire interest in a foreign operation, or loses control over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive (loss) income related to the foreign operation are recognized in the consolidated statements of operations and comprehensive loss. If the Company disposes of part of an interest in a foreign operation that remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in other comprehensive (loss) income related to the subsidiary is reallocated between controlling and non-controlling interests.

3.     MATERIAL ACCOUNTING POLICY INFORMATION
i.Cash
Cash is a financial asset that is measured at amortized cost, which approximates fair value and includes cash-on-hand and deposits held with financing institutions.

ii.Short-term investments
The Company considers short-term investments in the form of guaranteed investment certificates to be an investing activity. These investments are measured at amortized cost.

iii.Financial assets
Accounts and other receivables are initially recognized when they are originated. All other financial assets are initially recognized when the Company becomes a party to the contractual provisions of the instrument. On initial recognition, financial assets are classified as measured at: amortized cost, fair value through profit or loss ("FVTPL") or fair value through other comprehensive income ("FVTOCI"). Financial assets are not reclassified subsequent to their initial recognition unless the Company changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:
•it is held within a business model whose objective is to hold assets to collect contractual cash flows; and
•its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment's fair value in other comprehensive income ("OCI"). This election is made on an investment-by-investment basis.

Financial assets not classified as being measured at amortized cost or FVTOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Company may irrevocably designate a financial asset
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that otherwise meets the requirements to be measured at amortized cost or at FVTOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

The Company initially measures a financial asset at its fair value plus, in the case of a financial asset not at FVTPL, transaction costs. Subsequent to initial measurement, financial assets are measured as follows:
•Financial assets at FVTPL: These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in the consolidated statements of operations and comprehensive loss.
•Financial assets at amortized cost: These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses, if any. Interest income, foreign exchange gains and losses and impairment are recognized in the consolidated statements of operations. Any gain or loss on derecognition is recognized in the consolidated statements of operations and comprehensive loss.
•Debt investments at FVOCI: These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in the consolidated statement of operations. Other net gains and losses are recognized in other comprehensive income (loss). On derecognition, gains and losses accumulated in OCI are reclassified to the consolidated statements of operations and comprehensive loss.
•Equity instruments at FVOCI: These assets are subsequently measured at fair value. Dividends are recognized in income in the consolidated statements of operations and comprehensive loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to the consolidated statements of operations and comprehensive loss.

iv.Biological assets
While the Company’s biological assets are within the scope of IAS 41 Agriculture, the direct and indirect costs of biological assets are determined using an approach similar to the capitalization criteria outlined in IAS 2 Inventories. This includes the direct cost of labour, seeds and growing materials as well as other indirect costs such as utilities and supplies used in the growing process. Indirect labour cost for individuals involved in the growing and quality control process is also included, as well as depreciation of manufacturing assets. All direct and indirect costs of biological assets are capitalized as they are incurred. Biological assets are measured at their fair value less costs to sell on the consolidated statements of financial position and unrealized fair value gains/losses on growth of biological assets are recorded on the consolidated statements of operations and comprehensive loss.

v.Inventories
Inventories of finished goods and packaging and supplies are initially valued at cost, and subsequently at the lower of cost and net realizable value on the consolidated statements of financial position. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs to sell. The Company reviews inventories for obsolete, redundant and slow-moving goods and any such inventories identified are written down to net realizable value. The direct and indirect costs of finished goods inventory initially include the fair value of the biological asset at the time of harvest. They also include subsequent costs such as materials, labour and depreciation expense on equipment involved in packaging, labeling and inspection. All direct and indirect costs related to inventory are capitalized as they are incurred, and they are subsequently recorded within cost of sales on the consolidated statements of operations and comprehensive loss at the time the inventory is sold.

vi.Property, plant and equipment
Property, plant and equipment are initially recognized at acquisition cost or manufacturing cost, including any costs directly attributable to bringing the assets to the location and condition necessary for the asset to be capable of operating in the manner intended by the Company’s management. Property, plant and equipment are subsequently measured at cost, less accumulated depreciation and impairment losses, if any.

Depreciation is recognized on a straight-line basis to reduce the cost, less estimated residual value, of depreciable fixed assets. The following useful lives are applied:

Buildings	25 years
Growing and processing equipment	2-10 years
Computer equipment	5 years
Vehicles	5 years
Furniture and fixtures	10 years
Leasehold improvements	5 years
Right-of-use assets	term of lease

Gains or losses arising on the disposal of property, plant and equipment are determined as the difference between the disposal proceeds and the carrying amount of the assets, and are recognized as profit or loss within the consolidated statements of operations and comprehensive loss.
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Construction in process is transferred to the appropriate asset class when available for use and depreciation of these assets commences at that point.

An asset’s residual value, useful life and depreciation method are reviewed each year and adjusted if appropriate. When parts of an item of equipment have different useful lives, they are accounted for as separate items (major components) and depreciated accordingly.

vii.Goodwill
Goodwill represents the future economic benefits arising from a business combination that are not individually identified and separately recognized. Goodwill is carried at cost less accumulated impairment losses, if any. The Company monitors goodwill at the group of cash-generating unit (“CGU”) level and accordingly for the purpose of impairment testing, goodwill has been allocated to the group of CGUs.

Goodwill is tested annually for impairment at year end, or more frequently when there is an indication that goodwill may be impaired. If the recoverable amount, representing the higher of its fair value less cost to sell and its value in use, of the group of CGUs is less than its carrying amount, any resulting impairment loss is first allocated to goodwill and subsequently to other assets on a pro rata basis, but not below the fair value of the assets, for each CGU. Any goodwill impairment loss is recorded in the consolidated statements of operations and comprehensive loss in the period of impairment. Previously recognized impairment losses for goodwill are not reversed in subsequent periods.

viii.Assets held for sale
Assets and liabilities held for sale are no longer depreciated and are presented separately in the consolidated statement of financial position at the lower of their carrying amount and fair value less costs to sell. An asset is regarded as held for sale if its carrying amount will be recovered principally through a sale transaction, rather than through continuing use. For this to be the case, the asset must be available for immediate sale and its sale must be highly probable.

ix.Impairment of non-financial assets
Goodwill and indefinite life intangible assets are tested annually for impairment, or more frequently when there is an indication that goodwill and indefinite life intangible assets may be impaired. Property, plant and equipment and definite life intangible assets are reviewed each reporting period for indicators of impairment. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets. The Company monitors goodwill at the group of CGUs level and accordingly for the purpose of impairment testing, goodwill has been allocated to the group of CGUs. There may be an indication of an impairment of an individual CGU within a group of CGUs containing the goodwill. In such circumstances, the Company tests the individual CGU for impairment first, and recognizes any impairment loss for that CGU, before testing for impairment of the group of CGUs to which the goodwill is allocated. If the recoverable amount of the individual CGU is less than its carrying amount, any resulting impairment loss is allocated to the assets within the individual CGU on a pro rata basis using the carrying amount of each asset within the individual CGU. If the recoverable amount of the group of CGUs is less than its carrying amount, any resulting impairment loss is first allocated to goodwill and subsequently to other assets on a pro rata basis for each individual CGU. In allocating an impairment loss, the Company does not reduce the carrying amount of an asset or lower level CGUs below its recoverable amount determined based on the higher of fair value less costs of disposal and value in use.

Except for goodwill, where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the lesser of the revised estimate of recoverable amount, and the carrying amount that would have been recorded had no impairment loss been recognized previously.

x.Share-based payments
The Company measures equity settled share-based payments based on their fair value at the grant date and recognizes compensation cost over the vesting period based on the Company’s estimate of equity instruments that will eventually vest. Fair value for options is determined using the Black-Scholes option pricing model and fair value for RSUs and PSUs is determined using the Company’s share price at the grant date.

Expected forfeitures are estimated at the date of the grant and subsequently adjusted if further information indicates actual forfeitures may vary from the original estimate. The impact of the revision of the original estimate is recognized in profit or loss such that the cumulative cost recognized is reflected in the period the estimate is revised. Cancellations of unvested equity settled share-based payments are accounted for as an acceleration of vesting and any remaining unamortized costs are recognized immediately in profit or loss.

For stock options granted to non-employees, the cost is measured at the fair value of the goods and services received except when the fair value cannot be estimated, in which case it is measured at the fair value of the equity instrument granted.

Consideration paid by employees or non-employees on the exercise of options is recorded as an increase to share capital and the related share-based payment cost is transferred from equity reserves to share capital.

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xi.Investments in associates and joint operations
Associates are companies over which the Company has significant influence. Significant influence is presumed when the Company has an ownership interest greater than 20%, unless certain qualitative factors overcome this assumption. Conversely, where the Company has an ownership interest of less than 20%, it is presumed that the Company does not have significant influence, unless certain qualitative factors overcome this assumption. In assessing significant influence and the ownership interest, potential voting rights that are currently exercisable are taken into consideration.

Investments in associates are accounted for using the equity method and are initially recognized at cost, inclusive of transaction costs. The consolidated financial statements include the Company’s share of the income or loss and equity movement of equity accounted associates. In accordance with IFRS, the associate’s most recent available financial statements are used in the application of the equity method. Where the associate’s reporting period differs from the Company’s, the associate prepares financial information as of the same period end as the Company, unless it is impracticable to do so. Otherwise, the Company will adjust for its share of income and expenses and equity movement based on the associate’s most recently completed financial statements, adjusted for the effects of significant transactions. The Company does not recognize losses exceeding the carrying value of its interest in the associate.

The Company recognizes its share of the assets, liabilities, revenue and expenses of joint operations in accordance with the related agreements (Note 24).

Investments in associates are considered impaired and impairment losses are recognized if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the net investment (a 'loss event') and that loss event (or events) has an impact on the estimated future cash flows from the net investment that can be reliably estimated. In such cases, the carrying value of the associate is written down to its recoverable amount which is the higher of value in use and fair value less costs of disposal.

xii.Intangible assets
Intangible assets are recorded at cost less accumulated amortization and impairment losses, if any. Intangible assets acquired in a business combination are measured at fair value at the acquisition date. Amortization of definite life intangible assets is recorded on a straight-line basis over their estimated useful lives, which do not exceed the contractual period, if any, except for off-market supply agreements, where amortization is provided based on the actual output received versus the estimated output forecast to be received over the life of the agreement. Other intangible assets with a definite useful life are amortized over the estimated useful lives which are as follows:

License agreements	1-5 years
Brands	5 years
Non-compete agreements	5 years

The estimated useful lives, residual values, and amortization methods are reviewed at each year end, and any changes in estimates are accounted for prospectively. Intangible assets with an indefinite life or not yet available for use are not subject to amortization, but are tested for impairment annually. The Company does not have intangible assets not yet in use or indefinite lived intangible assets.

Research costs are expensed as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development to use or sell the asset. Research costs and other related expenditures that are not eligible to be capitalized are recognized as an expense in the consolidated statements of operations and comprehensive loss as incurred.

xiii.Provisions
Provisions are recognized when the Company has a present legal or constructive obligation based on past events, it is probable that an outflow of economic resources will be required to settle the obligation and the amount can be reasonably estimated. Provisions are measured at the present value of the estimated expenditures expected to settle the obligation, if the effect of the time value of money is material.

xiv.Loss per share
Basic and diluted loss per share is calculated by dividing net loss attributable to common shareholders by the weighted average number of shares outstanding during the year. When there is net income, diluted loss per share is calculated in a similar manner, but with adjustments to give effect to all dilutive potential common shares outstanding during the year. The dilutive effect of warrants, options, Top-up Rights, RSUs and PSUs is calculated using the treasury stock method. Anti-dilutive effects of potential conversions of securities are ignored for this calculation.

xv.Revenue recognition
Revenue from the direct sale of cannabis dried flower and cannabis derivative products for a fixed price is recognized when the Company transfers control of the goods to the customer. This transfer occurs either at the point of delivery or, in certain cases, when the product is shipped from the Company's facilities.
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Gross revenue includes excise taxes, which the Company pays as principal, but excludes duties and taxes collected on behalf of third parties. Gross revenue also includes the net consideration to which the Company expects to be entitled. Gross revenue is recognized to the extent that it is highly probable that a significant reversal will not occur. Therefore, gross revenue is stated net of expected price discounts, allowances for customer returns and certain promotional activities and similar items. Generally, payment of the transaction price is due within credit terms that are consistent with industry practices, with no element of financing.

Net revenue is revenue less excise taxes. Excise taxes are effectively a production tax which becomes payable when the product is removed from the Company’s premises and may or may not be directly related to the revenue depending on the province of sale. It is generally not included as a separate item on external invoices; increases in excise tax are not always passed on to the customer and where a customer fails to pay for product received, the Company cannot reclaim the excise tax. The Company therefore recognizes excise tax, unless it regards itself as an agent of the regulatory authorities, as a cost and reduction to revenue for the Company.

xvi.Derivative liabilities
Derivative liabilities are initially recognized at fair value at the date on which the derivative contract was entered into. Any attributable transaction costs are recognized in the consolidated statements of operations and comprehensive loss as incurred. Subsequent to initial recognition, derivative liabilities are measured at fair value at each reporting date until settlement, with the re-measurement gain or loss being recognized immediately in the consolidated statements of operations and comprehensive loss. The Company does not enter into or hold derivative financial instruments for trading or speculative purposes.

For more details on derivative liabilities consisting of warrants, Top-up Rights, commitment to issue Preferred Shares (as hereinafter defined) in the future and a secured convertible loan, see Note 11.

xvii.Preferred shares
The Preferred Shares contain embedded derivatives that normally require bifurcation. However, the Company has elected to account for the entire instrument as FVTPL after determining under IFRS 9 that the Preferred Shares qualify to be accounted for under such FVTPL method.

xviii.Income taxes
The measurement of income taxes payable and deferred income tax assets and liabilities requires management to make judgments in the interpretation and application of the relevant tax laws. The actual amount of income taxes only becomes final upon filing and acceptance of the tax return by the relevant authorities, which occurs subsequent to the issuance of the consolidated financial statements.

Income tax expense in the consolidated statements of operations and comprehensive loss is the sum of current and deferred tax as explained below.

Current tax is the expected income tax payable (recoverable) on the taxable income (loss) for the year, using tax rates enacted, or substantively enacted, as at the end of the reporting year. Current tax expense (recovery) included in the consolidated statements of operations and comprehensive loss reflects the current tax for the reporting year, plus adjustments to the current tax of prior years, less current tax recorded directly in other comprehensive income (loss) or equity.

Deferred taxes are accounted for under the liability method and are the taxes expected to be payable or recoverable on the temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable income. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable income will be available against which deductible temporary differences and unused tax losses and tax credits can be utilized. Deferred tax is calculated on a non-discounted basis, using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The carrying amounts of individual deferred tax assets are reviewed at the end of each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized; such reductions are reversed when the probability of future taxable profits improves. Unrecognized deferred tax assets are reassessed at each reporting date and recognized to the extent that it has become probable that future taxable profits will be available against which they can be used.

Deferred tax is not recognized for: i) temporary differences related to the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss; ii) differences relating to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future; and, iii) differences arising on the initial recognition of goodwill.

xix.Borrowing costs
Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time that the assets are substantially ready for their intended use or sale. Other borrowing costs are expensed in the
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period in which they are incurred and reported in finance costs. No borrowing costs were capitalized during the years presented.

xx.Business combinations
The Company accounts for business combinations using the acquisition method when the acquired set of activities and assets meets the definition of a business and control is transferred to the Company. In determining whether a particular set of activities and assets is a business, the Company assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set of assets and activities has the ability to produce outputs.

The Company has an option to apply a ‘concentration test’ that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The optional concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.

The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable assets acquired and liabilities assumed. Goodwill is the excess of consideration transferred over the fair value of the net tangible and intangible assets acquired, at the acquisition date and is tested annually for impairment, or when indicators of impairment arise. Any gain on a bargain purchase is recognized in profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issuance of debt or equity securities. The consideration transferred does not include amounts related to the settlement of any pre-existing relationships. Such amounts are generally recognized in profit or loss.

Any contingent consideration is measured at fair value at the date of acquisition. If an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as equity, then it is not remeasured and settlement is accounted for within equity. Otherwise, other contingent consideration is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognized in profit or loss.

xxi.Government subsidies
Government subsidies are recognized when there is reasonable assurance that the subsidy will be received, and all the attached conditions will be complied with. Subsidies are recognized as income in the consolidated statements of operations and comprehensive loss on a systematic basis over the periods in which the expenses are recognized for the related costs for which the subsidies are intended to compensate, which in the case of a subsidy related to assets, requires recording it as deferred income or deducting it from the carrying amount of the asset.

xxii.Critical accounting estimates and judgments
The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected.

The following are the estimates and judgments made by management in applying the accounting policies of the Company that have the most significant effect on the consolidated financial statements:

1.Biological assets and inventories
Determination of the fair value of biological assets requires management to make a number of estimates, including estimating the average selling price per gram and expected average yield per plant. The Company records obsolete and unsaleable inventories at the lower of cost and net realizable value. Adjustments to the carrying value of inventories are based on obsolescence trends, historical experience, forecast demand and average selling price for obsolete and unsaleable inventories. Refer to Note 5 and 6 for further information.

2.Useful lives and impairment of property, plant and equipment and finite-life intangible assets
Amortization of property, plant and equipment and finite life intangible assets requires estimates of useful lives, which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts, taking into consideration factors such as economic and market conditions.

3.Share-based payments
In determining the fair value of options and related costs, management estimates the expected life of the option, the expected volatility of the Company’s share price, the risk-free interest rate, and the rate of forfeitures. Refer to Note 13 for further information.

4.Provision for returns and price adjustments
Government customers typically have the right to return products, and in some cases, the right to pricing adjustments for products that are subsequently discounted or sold for a lower price in another jurisdiction. The estimation of potential future returns and pricing adjustments includes the use of management estimates and assumptions that may not be certain given the evolving nature of the industry.
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5.Impairment of non-financial assets
The recoverable amount of an individual CGU and group of CGUs is determined based on value in use which involves the use of a discounted cash flow model and significant assumptions which include forecasted cash flows, terminal growth rate and post-tax discount rates. In allocating any impairment loss, the Company determines the recoverable amounts of its property, plant and equipment. The recoverable amount of property and plant is determined based on fair value less costs of disposal and involves the use of capitalization rates, market rentals, market transactions and demolition costs. Refer to Note 8 for further information.

6.     Derivative liabilities
Warrants issued pursuant to equity offerings that are potentially exercisable in cash or on a cashless basis resulting in a variable number of shares being issued are considered derivative liabilities and therefore measured at fair value through profit or loss. The Company uses the Black-Scholes option pricing model to estimate the fair value of such warrants at inception, on each exercise, and subsequently at the period end date. The key assumption used in the model is the expected future volatility in the price of the Company’s Common Shares.

The potential issuance of Common Share related to top-up rights is classified as a derivative liability and is therefore measured at fair value through profit or loss. The Company uses the Monte Carlo pricing model to estimate the fair value of such top-up rights at inception, upon each exercise, and at year-end. The key assumption used in the model is the expected future volatility of the price of the Company's Common Shares. The impact of changes in these key assumptions is described in Note 11.

7.    Recognition and measurement of preferred shares and derivative financial instrument
In determining the initial and subsequent measurement of the preferred shares and relative derivative, management has applied significant judgment and estimation in regards to the fair valuation of the preferred shares and related derivative liability. Refer to Note 11 and 18 for further information.

8.    Recognition and measurement of other financial assets
In determining the initial and subsequent recognition and measurement of the other financial assets, management has applied significant judgment and estimates including but not limited to determing the appropriate valuation methodology and key inputs. Refer to Note 9 and 18 for further information.

New and amended accounting standards effective for the current year
Amendments to IAS 8: Definition of Accounting Estimates
These amendments introduce the definition of an accounting estimate and include other amendments to IAS 8 to help entities distinguish changes in accounting estimates from changes in accounting policies. Under the new definition, accounting estimates are "monetary amounts in financial statements that are subject to measurement uncertainty." The amendments also clarify the relationship between accounting policies and accounting estimates by specifying that a company develops an accounting estimate to achieve the objective set out by an accounting policy. The amendments are effective for annual periods beginning on or after January 1, 2023 and changes in accounting policies and changes in accounting estimates that occur on or after the start of that period.

The Company adopted these amendments effective October 1, 2023. Management assessed the Company’s significant accounting estimates under the new definition and concluded that the application of these amendments do not have an impact on the Company's consolidated financial statements.

Amendments to IAS 1: Disclosure of Accounting Policies
These amendments are intended to help preparers in deciding which accounting policies to disclose in their financial statements. The amendments require entities to disclose their material accounting policy information rather than their significant accounting policies. Accounting policy information is material if, when considered together with other information included in an entity's financial statements, it can reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements. The amendments to IAS 1 are effective for annual periods beginning on or after January 1, 2023 and are to be applied prospectively.

The Company adopted these amendments effective October 1, 2023. The application of these amendments have an impact on the Company’s disclosures of accounting policies, but not on the measurement, recognition or presentation of any items in the Company’s consolidated financial statements.

Amendments IAS 12: Deferred Tax related to Assets and Liabilities arising from a Single Transaction
The amendments narrow the scope of the recognition exemption in paragraphs 15 and 24 of IAS 12 (recognition exemption) so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences (e.g. leases and decommissioning liabilities). In other words, these amendments clarify that a deferred tax asset and liability must be recognized on the initial recognition of a lease or decommissioning liabilities. The amendments are effective for annual reporting periods beginning on or after January 1, 2023.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023    21

The Company adopted these amendments effective October 1, 2023. The Company’s previous accounting policy was to not apply the initial recognition exemption (i.e. the Company previously recognized deferred tax assets and liabilities on the Company’s lease liabilities and right-of-use assets, respectively). This previous accounting policy choice is consistent with the amendments to IAS 12 and therefore, the application of these amendments do not have an impact on the Company's consolidated financial statements.

Accounting standards issued but not yet effective
The new and amended standards and interpretations that are issued, but are not yet effective, up to the date of issuance of the Company's consolidated financial statements are disclosed below. The Company intends to adopt these new and amended standards and interpretations when they become effective.

Amendments to IFRS 10 and IAS 28: Sale or Contribution of Assets between an Investor and its Associate or Joint Venture
The amendments to IFRS 10 and IAS 28 apply to situations where there is a sale or contribution of assets between an investor and its associate or joint venture. Specifically, under IFRS 10, when an investor loses control of a subsidiary that does not contain a business as a result of a transaction involving an associate or a joint venture that is accounted for using the equity method, the gain or loss resulting from the transaction is recognized in the parent's profit or loss only to the extent of the unrelated investors' interests in that associate or joint venture. The full gain or loss continues to be recognized if the subsidiary contains a business. Similarly, IAS 28 is amended such that a full gain or loss is recognized when a downstream transaction involves assets that constitute a business.

These amendments shall be applied prospectively to the sale or contribution of assets occurring after the effective date. The effective date of the amendments has yet to be set by the IASB; however, earlier application of the amendments is permitted. These amendments are not expected to have a material impact on the Company's financial statements.

Amendments to IAS 1: Classification of Liabilities as Current or Non-Current and Non-current Liabilities with Covenants
In January 2020 and October 2022, the IASB issued amendments to IAS 1 to specify the requirements relating to determining whether a liability should be presented as current or non-current in the consolidated statements of financial position. Under the new requirements, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. These amendments also clarify how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. The amendments apply retrospectively for annual reporting periods beginning on or after January 1, 2024. These amendments are not expected to have a material impact on the Company’s consolidated financial statements.

Amendments to IFRS 16: Lease Liability in a Sale and Leaseback
On September 22, 2022, the IASB issued amendments to IFRS 16, Leases, to specify the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains. The amendments are effective for annual reporting periods beginning on or after January 1, 2024 and must applied retrospectively to sale and leaseback transactions entered into after the date of initial application of IFRS 16. Earlier application is permitted and that fact must be disclosed. The Company has not entered into any sale and leaseback transactions in the past and does not anticipate doing so in the future. These amendments are not expected to have a material impact on the Company's consolidated financial statements.

Amendments to IAS 7 and IFRS 7: Supplier Finance Arrangements
In May 2023, the IASB issued amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures to clarify the characteristics of supplier finance arrangements and require additional disclosure of such arrangements. The disclosure requirements in the amendments are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk.
The amendments will be effective for annual reporting periods beginning on or after 1 January 2024. Early adoption is permitted, but will need to be disclosed. These amendments are not expected to have a material impact on the Company’s consolidated financial statements.

IFRS 18 Presentation and Disclosure in Financial Statements
In April 2024, the IASB issued IFRS 18, which replaces IAS 1 Presentation of financial statements. IFRS 18 introduces new requirements for presentation within the statement of profit or loss, including specified totals and subtotals. Furthermore, entities are required to classify all income and expenses within the statement of profit or loss into one of five categories: operating, investing, financing, income taxes and discontinued operations, whereof the first three are new.

It also requires disclosure of newly defined management-defined performance measures, subtotals of income and expenses, and includes new requirements for aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements (PFS) and the notes.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023    22

In addition, narrow-scope amendments have been made to IAS 7 Statement of Cash Flows. These include changing the starting point for determining cash flows from operations under the indirect method from ‘profit or loss’ to ‘operating profit or loss’ and removing the optionality around classification of cash flows from dividends and interest. In addition, there are consequential amendments to several other standards.

IFRS 18 and the amendments to the other standards, is effective for annual reporting periods beginning on or after January 1, 2027, but earlier application is permitted and must be disclosed. IFRS 18 will apply retrospectively. The Company is currently evaluating the potential impact of IFRS 18 on the Company’s consolidated financial statements.

4.    ACCOUNTS AND OTHER RECEIVABLES
The Company’s accounts receivable include the following balances as at September 30, 2024 and September 30, 2023:

	SEPTEMBER 30, 2024	SEPTEMBER 30, 2023
Gross trade receivables	$37,851	$28,791
Less: reserves for product returns and price adjustments	(501)	(810)
Less: expected credit losses	(4,695)	(524)
Trade receivables	32,655	27,457
Sales taxes receivable	14	9
Current portion of net investment in subleases	513	508
Other receivables	3,971	2,183
	$37,153	$30,157

During the year ended September 30, 2024, the Company recognized a provision for expected credit losses of $4,222, included in general and administrative expenses in the consolidated statements of operations and comprehensive income (loss).

5.     BIOLOGICAL ASSETS
The Company measures biological assets, which consist of cannabis plants, at fair value less costs to sell up to the point of harvest, which then becomes the basis for the cost of finished goods inventories after harvest. Subsequent expenditures incurred on these finished goods inventories after harvest are capitalized based on IAS 2 Inventories.

The changes in the carrying value of biological assets as at September 30, 2024 and September 30, 2023 are as follows:

	CAPITALIZED COST	BIOLOGICAL ASSET FAIR VALUE ADJUSTMENT	AMOUNT
Balance, September 30, 2022	$8,753	$9,215	$17,968
Unrealized gain on changes in fair value of biological assets	—	68,981	68,981
Production costs capitalized	52,502	—	52,502
Transfer to inventory upon harvest	(54,310)	(67,786)	(122,096)
Balance, September 30, 2023	$6,945	$10,410	$17,355
Unrealized gain on changes in fair value of biological assets	—	51,151	51,151
Production costs capitalized	40,229	—	40,229
Transfer to inventory upon harvest	(41,226)	(52,336)	(93,562)
Balance, September 30, 2024	$5,948	$9,225	$15,173

The fair value less costs to sell of biological assets is determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, then adjusts that amount for the average selling price per gram, and for any additional costs to be incurred, such as post-harvest costs. The following unobservable inputs, all of which are classified as level 3 within the fair value hierarchy (see Note 18), are used in determining the fair value of biological assets:

i.average selling price per gram – calculated as the weighted average current selling price of cannabis sold by the Company, adjusted for expectations about future pricing;
ii.expected average yield per plant – represents the number of grams of finished cannabis inventory which is expected to be obtained from each harvested cannabis plant currently under cultivation;
iii.wastage of plants based on their various stages of growth – represents the weighted average percentage of biological assets which are expected to fail to mature into cannabis plants that can be harvested;
iv.post-harvest costs – calculated as the cost per gram of harvested cannabis to complete the sale of cannabis plants post-harvest, consisting of the cost of direct and indirect materials and labour related to drying, labelling, and packaging; and
CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023    23

v.stage of completion in the cultivation process – calculated by taking the average number of weeks in production over a total average grow cycle of approximately 14 weeks.

The Company estimates the harvest yields for the cannabis on plants at various stages of growth, based on expected yield of mature plants. As of September 30, 2024, it is expected that the Company’s biological assets will yield 28,889 kg (September 30, 2023 – 26,917 kg) of cannabis when eventually harvested. The Company’s estimates are, by their nature, subject to change, and differences from the expected yield will be reflected in the fair value adjustment to biological assets in future periods. The Company accretes fair value on a straight-line basis according to stage of growth. As a result, a cannabis plant that is 50% through its 14-week growing cycle would be ascribed approximately 50% of its harvest date expected fair value less costs to sell (subject to wastage adjustments).

Management believes the most significant unobservable inputs and their impact on fair value are as follows:

SIGNIFICANT INPUTS &	WEIGHTED AVERAGE INPUT					EFFECT ON FAIR VALUE
ASSUMPTIONS	September 30, 2024		September 30, 2023		SENSITIVITY	September 30, 2024	September 30, 2023
Average selling price per gram (excluding trim)	$1.59		$1.73		Increase or decrease by 10% per gram	$1,463	$1,690
Expected average yield per plant	187	grams	173	grams	Increase or decrease by 10 grams	$781	$978

The expected average yield per plant at September 30, 2024 primarily reflects the average yield of the flower component of the plant.

6.     INVENTORIES
The Company’s inventories are comprised of the following balances as at September 30, 2024 and September 30, 2023:

	SEPTEMBER 30, 2024
	CAPITALIZED COST	FAIR VALUE ADJUSTMENT	CARRYING VALUE
Plants in drying stage	$1,390	$2,225	$3,615
Dry cannabis
Available for packaging	12,059	10,570	22,629
Packaged inventory	3,297	2,493	5,790
Flower and trim available for extraction	1,354	1,950	3,304
Concentrated extract	7,283	3,833	11,116
Formulated extracts
Available for packaging	5,958	2,091	8,049
Packaged inventory	3,119	366	3,485
Packaging and supplies	9,363	—	9,363
	$43,823	$23,528	$67,351

	SEPTEMBER 30, 2023
	CAPITALIZED COST	FAIR VALUE ADJUSTMENT	CARRYING VALUE
Plants in drying stage	$1,033	$949	$1,982
Dry cannabis
Available for packaging	15,250	16,398	31,648
Packaged inventory	4,634	1,559	6,193
Flower and trim available for extraction	1,180	1,602	2,782
Concentrated extract	3,745	2,111	5,856
Formulated extracts
Available for packaging	3,681	366	4,047
Packaged inventory	2,224	80	2,304
Packaging and supplies	8,786	—	8,786
	$40,533	$23,065	$63,598

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023    24

Flower and trim available for extraction are converted into concentrated extract, which can then be used for oil formulation (combining with a carrier oil) or other products such as edibles, hash and vaporizable products.

The amount of inventory expensed in cost of sales for the year ended September 30, 2024 was $86,546 (September 30, 2023 - $101,853). The amount of inventory provisions and processing and packaging waste for the year ended September 30, 2024 was $11,216 (September 30, 2023 - $20,883), which includes provisions for excess and unsaleable inventories of $4,657 (September 30, 2023 - $5,678), adjustments to net realizable value of $826 (September 30, 2023 - $9,334) and processing and packaging waste of $5,733 (September 30, 2023 - $5,871), which is comprised of the production or purchase costs of these inventories. The remaining balance of cost of sales relates to freight and operational overheads.

The amount of realized fair value on inventories sold and other inventory charges for the year ended September 30, 2024 was $52,078 (September 30, 2023 - $56,187), including realized fair value on inventories sold of $43,275 (September 30, 2023 - $43,524). Inventory provisions to recognize the realized fair value on waste and to adjust to net realizable value during the year ended September 30, 2024 were $9,629 (September 30, 2023 - $21,997) consisting of $826 (September 30, 2023 - $9,334) recognized in cost of sales and $8,803 (September 30, 2023 - $12,663) recognized in fair value adjustments.

7.    PROPERTY, PLANT AND EQUIPMENT

	LAND	BUILDINGS	CONSTRUCTION IN PROCESS	GROWING & PROCESSING EQUIPMENT	OTHER	RIGHT-OF-USE ASSETS	TOTAL
Cost
Balance, August 31, 2022	$4,705	$146,270	$10,372	$165,138	$12,074	$3,599	$342,158
Additions	—	348	6,146	17,314	2,938	2,300	29,046
Construction completed	—	14,544	(16,518)	1,692	282	—	—
Disposals	—	(182)	—	(17,204)	(455)	(1,299)	(19,140)
Balance, September 30, 2023	$4,705	$160,980	$—	$166,940	$14,839	$4,600	$352,064
Additions	—	1,811	135	2,253	180	1,384	5,763
Disposals	—	—	—	(241)	(1)	(2,225)	(2,467)
Balance, September 30, 2024	$4,705	$162,791	$135	$168,952	$15,018	$3,759	$355,360

Accumulated depreciation and impairment
Balance, August 31, 2022	$—	$(19,592)	$—	$(55,030)	$(6,069)	$(1,648)	$(82,339)
Depreciation	—	(2,023)	—	(18,166)	(1,817)	(713)	(22,719)
Disposals	—	38	—	16,146	367	744	17,295
Impairment	(2,721)	(78,320)	—	(79,521)	(4,074)	(619)	(165,255)
Balance, September 30, 2023	$(2,721)	$(99,897)	$—	$(136,571)	$(11,593)	$(2,236)	$(253,018)
Adjustment	—	(3,420)	—	4,011	—	—	591
Depreciation	—	(2,882)	—	(5,200)	(499)	(359)	(8,940)
Disposals	—	—	—	176	1	2,061	2,238
Balance, September 30, 2024	$(2,721)	$(106,199)	$—	$(137,584)	$(12,091)	$(534)	$(259,129)

Net book value
September 30, 2023	$1,984	$61,083	$—	$30,369	$3,246	$2,364	$99,046
September 30, 2024	$1,984	$56,592	$135	$31,368	$2,927	$3,225	$96,231

Included in deferred charges and deposits is $471 (September 30, 2023 - $222) paid to secure the acquisition of growing and processing equipment. The amounts will be recorded within property, plant and equipment as equipment is received.

i.Impairment
During the thirteen months ended September 30, 2023, the Company determined that indicators of impairment existed for its Moncton Campus and Lac-Supérieur CGUs and as a result, the Company performed an impairment test. Refer to Note 8 for further information.

ii.Reconciliation of property, plant, and equipment additions to the statements of cash flows
The following table reconciles additions of property, plant, and equipment per the above table to the purchases of property, plant, and equipment per the statements of cash flows:

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023    25

	SEPTEMBER 30, 2024	SEPTEMBER 30, 2023
Total additions (including right-of-use lease assets)	$5,763	$29,046
Additions related to right-of-use lease assets (Note 14)	(1,384)	(2,300)
Net change in deferred charges and deposits related to purchases of property, plant and equipment	258	(5,285)
Net change in accounts payable and accrued liabilities related to purchases of property, plant and equipment	94	7,681
Purchase of property, plant and equipment	$4,731	$29,142

8.    INTANGIBLE ASSETS AND GOODWILL

	GOODWILL	LICENSE AGREEMENTS	BRANDS	COMPUTER SOFTWARE	NON-COMPETE AGREEMENT	TOTAL
Cost
Balance, August 31, 2022	$41,979	$10,231	$6,258	$848	$585	$59,901
Additions	—	2,710	—	—	—	2,710
Disposals	—	—	—	—	—	—
Balance, September 30, 2023	$41,979	$12,941	$6,258	$848	$585	$62,611
Additions	—	607	—	—	—	607
Balance, September 30, 2024	$41,979	$13,548	$6,258	$848	$585	$63,218

Accumulated amortization and impairment
Balance, August 31, 2022	$—	$(1,935)	$(836)	$(725)	$(166)	$(3,662)
Amortization	—	(2,006)	(1,238)	(98)	(127)	(3,469)
Impairment	$(41,979)	$(1,586)	$(1,266)	$(25)	$—	(44,856)
Disposals	$—	$—	$—	$—	$—	—
Balance, September 30, 2023	$(41,979)	$(5,527)	$(3,340)	$(848)	$(293)	$(51,987)
Amortization	—	(2,124)	(898)	—	(117)	(3,139)
Disposals	—	—	—	—	—	—
Balance, September 30, 2024	$(41,979)	$(7,651)	$(4,238)	$(848)	$(410)	$(55,126)

Net book value
September 30, 2023	$—	$7,414	$2,918	$—	$292	$10,624
September 30, 2024	$—	$5,897	$2,020	$—	$175	$8,092

i.CGU Impairment
As at May 31, 2023, the Company identified impairment indicators for its Moncton Campus and Lac-Supérieur CGUs and as a result performed an impairment test for both CGUs. The recoverable amount of each CGU was determined based on a value in use calculation using cash flow projections from financial budgets and/or forecasts approved by senior management covering a period of 4.33 years. The forecasted cash flows beyond a period of 4.33 years was extrapolated using a 3.0% growth rate based on projected consumer price inflation and industry growth. The post-tax discount rate applied to forecasted cash flows was 14.8% and 15% for the Moncton Campus and Lac-Supérieur, respectively. Management concluded that the recoverable amounts of $176,510 and $16,840 were lower than the carrying value as at May 31, 2023 by approximately $148,848 and $7,366 of the Moncton Campus and Lac-Supérieur CGUs, respectively and hence, impairment loss of $156,214 was recognized for these CGUs which was allocated to property, plant and equipment and intangible assets.

As at September 30, 2023, the Company reassessed whether there were events or changes in circumstances that would indicate that any CGU was further impaired. The Company considered external and internal factors including overall financial performance and relevant entity and CGU specific factors. As part of this assessment, management identified impairment indicators for its Moncton CGU and as a result performed an impairment test for this CGU. The recoverable amount of the CGU was determined based on a value in use calculation using cash flow projections from financial budgets and/or forecasts approved by senior management covering a period of 4-years. The forecasted cash flows beyond a period of 4-years was extrapolated using a 3.0% growth rate based on projected consumer price inflation and industry growth. The post-tax discount rate applied to forecasted cash flows was 15.5%. Management concluded that the recoverable amount of $89,409 was lower than the carrying value by $87,805, however, in allocating the impairment loss, the Company determined the fair value less cost to dispose ("FVLCD") for its property, plant and equipment and did not allocate impairment to assets for
CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023    26

which the FVLCD was higher than the carrying amount. As a result, only $11,918 of impairment loss was allocated to property, plant and equipment.

ii.Goodwill
As at May 31, 2023, the Company determined that indicators of impairment existed in relation to the group of CGUs to which goodwill has been allocated. Management performed an impairment test and determined the recoverable amount of the group of CGUs based on a value in use calculation using cash flow projections from financial budgets and/or forecasts approved by senior management covering a period of 4.33 years. Management concluded that the recoverable amount of $224,530 was lower than the carrying value of the group of CGUs and hence, an impairment loss of $35,028 was recognized against goodwill.

As at September 30, 2023, the Company performed its annual goodwill impairment test. The recoverable amount of the group of CGUs to which goodwill is allocated was determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a four-year period. Management concluded that the recoverable amount of the group of CGUs of $163,152 was lower than the carrying value by approximately $55,583, however, in allocating the impairment loss, the Company did not allocate impairment to assets and lower level CGUs for which the recoverable amounts was higher than the carrying amount. As a result, $6,951 of impairment loss was recognized against goodwill.

The significant assumptions applied in the determination of the recoverable amount as at September 30, 2023 are described below:

a.Forecasted cash flows: Estimated cash flows were projected based on actual operating results and the growth plans for the future. Forecasted cash flows are based on the expanded production capacity that was partially achieved during fiscal 2023, market size and the forecasted market share assumptions;
b.Post-tax discount rate: The post-tax discount rate applied to forecasted cash flows was 15.5%, which was reflective of the group of CGUs weighted average cost of capital ("WACC");
c.Terminal value growth rate: The forecasted cash flows beyond a period of four-years, were extrapolated using a 3.0% growth rate based on projected consumer price inflation and industry growth.

A sensitivity analysis for change in the key assumptions was not presented as it was deemed that the impact of reasonable changes in these assumptions would not have significant impact on the impairment loss that was recognized during the thirteen months ended September 30, 2023.

9. OTHER FINANCIAL ASSETS
i.Weekend Holdings Corp.
On March 30, 2023, the Company entered into a product purchase agreement with Greentank Technologies Corp. ("Greentank"), a leading vaporization technology company and a subscription agreement with Greentank’s parent company, Weekend Holdings Corp. (“WHC”). The product purchase agreement grants the Company an exclusivity period in Canada for the new technology used in 510 vape cartridges and other formats for cannabis, including the development of a proprietary custom all-in-one device. The period of exclusivity is 18 months following its commercialization. Under the terms of the subscription agreement, the Company subscribed for preferred shares of WHC for an aggregate subscription price of US$4.0 million ($5,504 including transaction costs of $73) representing an approximate 2.6% interest in WHC.

At initial recognition, the investment in WHC is classified as an equity investment and the Company irrevocably elected to measure this investment at fair value through other comprehensive income. As at September 30, 2024, the investment had a fair value of $5,441 (September 30, 2023 – $5,345). During the year ended September 30, 2024, the Company recognized an increase in fair value of $96 (September 30, 2023 – decrease of $159) in the consolidated statements of operations and comprehensive loss within other comprehensive income (loss).

ii.Phylos Bioscience Inc.
On May 25, 2023, the Company entered into a secured convertible loan agreement (the "Secured Convertible Loan Agreement") with Phylos Bioscience Inc. ("Phylos"), a cannabis genetics company and provider of production ready seeds, based in Portland, Oregon. Under the terms of this agreement, the Company will advance up to US$8 million to Phylos in three tranches structured as a secured convertible loan. The Company advanced Phylos an initial US$3.25 million ($4,429) on the closing date of the first tranche of the secured convertible loan and is committed to fund up to an additional US$4.75 million over two tranches within 12 and 24 months from the initial closing date, subject to the completion of certain milestones. The secured convertible loan will accrue paid-in-kind interest (“PIK”) at a rate of the U.S. Prime Rate + 3.5% (with an overall cap of 11%) subject to certain conditions. The maturity date of the secured convertible loan will be on the fifth anniversary of the initial closing date subject to one-year extensions at the Company's discretion and certain other conditions stipulated in the Secured Convertible Loan Agreement. The secured convertible loan (principal and PIK outstanding) is convertible into common share equity of Phylos under certain circumstances.

In November 2023 and May 2024, Phylos met the first and second milestone, respectively, under the Secured Convertible Loan Agreement and the Company funded the second tranche of US$2.75 million ($3,746) and partial third tranche of
CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023    27

US$1 million ($1,357). The initial recognition of these tranches were adjusted against the value of the derivative liability that was already recognized as part of the overall transaction at the time of initial recognition of the first tranche of the secured convertible loan. Refer to Note 11 (iii) for further information.

As at September 30, 2024, the secured convertible loan had a total fair value of $9,285 (September 30, 2023 – $3,092). During the year ended September 30, 2024, the Company recognized an increase in fair value of $3,227 (September 30, 2023 – $52) in the consolidated statements of operations and comprehensive loss.

iii.Steady State LLC (d/b/a Open Book Extracts)
In March 2024, the Company made its first investment from the Jupiter Pool (as defined in Note 13) and invested US$2 million ($2,717) in Open Book Extracts (“OBX”) in the form of a convertible promissory note. U.S. based OBX specializes in legal cannabinoid ingredient production and serves as a one-stop formulation and finished goods manufacturer, simplifying its clients’ supply chains. This convertible promissory note accrues simple interest at the Bank of England base rate plus 8%, capped to a maximum of 15%. All accrued interest is due and payable in full upon maturity, conversion, or prepayment of the convertible promissory note. Unless converted earlier, the principal amount and all accrued interest will be due and payable on October 16, 2026 (the “Maturity Date”). Upon maturity of the convertible promissory note, the principal amount and unpaid accrued interest may be converted, at the Company’s option, into shares of OBX. The Company incurred transaction costs of $286 this was recognized as an expense in the consolidated statements of operations and comprehensive loss

As at September 30, 2024, the convertible promissory note had a total fair value of $2,881. During the year ended September 30, 2024, the Company recognized an increase in fair value of $164 in the consolidated statements of operations and comprehensive loss.

iv.Sanity Group GmbH
In June 2024, the Company entered into an arrangement with Sanity Group GmbH (“Sanity Group”), a cannabis company based in Berlin, Germany. As per the arrangement, the Company agreed to acquire a minority stake in Sanity Group by purchasing equity interests from existing Sanity Group founders and shareholders for €2.5 million, and to advance €11.5 million to Sanity Group by way of an unsecured convertible note ("Convertible Note") for a total initial investment of €14 million (C$21 million).

On June 27, 2024, the Company advanced a first tranche of the Convertible Note of €11.5 million ($16,900), with an option to advance a further €3 million in the future subject to the satisfaction of certain conditions. This Convertible Note accrues simple interest of 10% per annum and has a fixed term of 36 months from the closing date of first tranche of June 27, 2024, being the maturity date. On the maturity date, unless converted earlier due to certain events, the Company will have three options (i) repay the principal amount and all accrued interest; (ii) extend the maturity date by 12 months; or (iii) convert the note into the most senior class of shares. As at September 30, 2024, the Convertible Note had a total fair value of $19,153. During the year ended September 30, 2024, the Company recognized an increase in fair value of $2,253 in the consolidated statements of operations and comprehensive loss.

On July 4, 2024, the Company completed the purchase of equity interests for €2.5 million ($3,720). As at September 30, 2024, the company revalued its equity interests in Sanity Group and recognized an increase in fair value of $247 in the consolidated statements of operations and comprehensive loss. The Company incurred transaction costs of $243 and this was recognized as an expense in the consolidated statements of operations and comprehensive loss

The Company made the aforementioned investments in Sanity Group from the Jupiter Pool (as hereinafter defined).

10.    OTHER LIABILITIES
The Company’s other liabilities include the following balances as of September 30, 2024 and September 30, 2023:

	SEPTEMBER 30, 2024	SEPTEMBER 30, 2023
Contingent share consideration (Note 25)	—	49
Current portion lease liability (Note 14)	1,026	1,013
Provisions	—	90
Current portion of long-term debt	60	76
	$1,086	$1,228

11.    DERIVATIVE LIABILITIES
i.Warrants
Unit offering 2024
On April 2, 2024, the Company closed the unit offering (the "Offering") for gross proceeds of $28.8 million. The Company sold 8,901,000 units (each a "Unit") at a price of $3.23 per Unit, which included 1,161,000 Units sold pursuant to the exercise in full of the underwriters’ over-allotment option. Each Unit is comprised of one Common Share of the Company and one-half of one
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Warrant. Each Warrant is exercisable to acquire one Warrant Share for a period of four years following the closing date of the Offering at an exercise price of $3.65 per Warrant Share, subject to adjustment in certain events. The holders of the Warrants issued pursuant to the Offering may elect, if the Company does not have an effective registration statement under the United States Securities Act of 1933, as amended, or the prospectus contained therein is not available for the offer and sale of the Common Shares to the Warrant holder, in lieu of exercising the Warrants for cash, a cashless exercise option to receive Common Shares equal to the fair value of the gain implied by the Warrants at the time of exercise. The fair value is determined by multiplying the number of Warrants to be exercised by the weighted average market price less the exercise price with the difference being divided by the weighted average market price. If a Warrant holder exercises this option, there will be variability in the number of shares issued per Warrant.

In accordance with IAS 32 Financial Instruments: Presentation, a contract to issue a variable number of shares fails to meet the definition of equity and must instead be classified as a derivative liability and measured at fair value with changes in fair value recognized in the statement of operations and comprehensive loss at each reporting period. The derivative warrant liabilities are expected to ultimately be converted into the Company’s equity (Common Shares) when the Warrants are exercised or will be extinguished on the expiry of the outstanding Warrants and will not result in the outlay of any cash by the Company.

At initial recognition on April 2, 2024, the Company recorded derivative liabilities of $7,798 based on the estimated fair value of the Warrants at that date using the Black-Scholes option pricing model. Share issuance costs of $668 were recognized as costs allocated to derivative liabilities based on a pro-rata allocation of total issuance costs based on the relative fair value of the Warrants and the Common Shares issued as part of the Offering.

As at September 30, 2024, the Company revalued the remaining derivative liabilities to an estimated fair value of $7,772. The Company recorded a decrease in the estimated fair value change of the derivative liabilities for the year ended September 30, 2024 of $26.

The following inputs were used to estimate the fair value of the Warrants at September 30, 2024:

SEPTEMBER 30, 2024
Risk free interest rate	2.70%
Life of Warrants (years)	3.51
Market price of Common Shares	$2.45
Expected future volatility of Common Shares	123.00%
Fair value per Warrant	$1.75

Unit offering 2020
No warrants were exercised during the year ended September 30, 2024 (September 30, 2023 - Nil warrants). The warrants expired on November 12, 2023 and as at September 30, 2024 there were no warrants outstanding.

ii.    Top-up Rights
On March 10, 2021, through the strategic investment from a wholly-owned subsidiary of British American Tobacco P.L.C. (together "BAT"), the Company issued 14,584,098 Common Shares, resulting in BAT's beneficial ownership in the Company of approximately 19.9%.

Pursuant to the Investor Rights Agreement (the "IRA") between the Company and BAT, the Company granted BAT certain rights, including pre-emptive rights, to participate in distributions of Common Shares to maintain its proportionate ownership in certain circumstances, as well as other rights ("Top-up Rights") to subscribe for additional Common Shares in specified circumstances where the pre-emptive rights are not applicable (referred to in the Amended IRA as "Exempt Distributions") and in specified circumstances where pre-emptive rights were not exercised (referred to in the IRA as “bought deal Distributions”).

The price per Common Share to be paid by BAT pursuant to the exercise of its Top-up Rights will equal the price paid by other participants in the Exempt Distribution or bought deal Distribution, subject to certain restrictions (including, if such price is not permitted pursuant to applicable securities laws, at the lowest price permitted thereunder).

The Company has classified the Top-up Rights as a derivative liability, and pursuant to the exercise of stock options, restricted share units, performance share units and warrants that were outstanding at initial recognition on March 10, 2021 (the date of the IRA), the Company recorded a derivative liability of $2,740 based on the estimated fair value of the Top-up Rights at this date using a Monte Carlo pricing model.
In connection with the closing of the first tranche of the Follow-on BAT Investment (as hereinafter defined), the Company and BAT entered into an amended and restated investor rights agreement (the "Amended and Restated IRA") that has superseded the earlier investor rights agreement. Refer to Note 13 for further information.

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As at September 30, 2024, the Company revalued the Top-up Rights of BAT pursuant to the Amended IRA to an estimated fair value of $6,338 (September 30, 2023 – $130). The Company recorded an increase in the estimated fair value of the Top-up Rights for the year ended September 30, 2024 of $6,208 (September 30, 2023 - $605).

The following inputs were used to estimate the fair value of the Top-up Rights as at September 30, 2024, and September 30, 2023:

	SEPTEMBER 30, 2024
	STOCK OPTIONS	WARRANTS	PSUs	RSUs	TOP-UP OPTIONS
Average exercise price(1)	$1.20 - $45.08	$2.50	$—	$—	$1.20 - $2.23
Risk free interest rate	2.78% - 2.89%	2.79%	2.83%	2.87%	3.10%
Expected future volatility of Common Shares	75.00% - 85.00%	75.00%	75.00%	75.00%	60.00%
Expected life(1)	2.14 - 4.40	0.12	5.92	5.18	1.41
Forfeiture rate	10%	—%	25%	6%	—%

	SEPTEMBER 30, 2023
	STOCK OPTIONS	WARRANTS	PSUs	RSUs
Average exercise price(1)	$1.20 - $45.08	$2.50	$—	$—
Risk free interest rate	4.11% - 4.54%	3.59%	3.65%	3.78%
Expected future volatility of Common Shares	70.00% - 90.00%	90.00%	85.00%	85.00%
Expected life(1)	1.34 - 5.12	0.12	5.92	5.18
Forfeiture rate	10%	—%	25%	6%

(1)Exercise price and expected life for stock options were determined using the range of exercise prices disclosed in Note 13(iv).

iii.    Secured Convertible Loan Agreement
On May 25, 2023, the Company entered into the Secured Convertible Loan Agreement with Phylos. Under the terms of this agreement, upon the completion of certain milestones the Company has a commitment to fund US $4.75 million over two tranches within 12 and 24 months from the initial closing date. This commitment meets the definition of a derivative and the value of such derivative was considered as part of the overall transaction price in the initial recognition of the secured convertible loan and intangible assets. At initial recognition, the Company recorded a derivative liability of $1,424 based on the estimated fair value of the secured convertible loan.

In November, 2023, the Company funded the second tranche of US$2.75 million and a derivative liability of $1,385 was derecognized. Thereafter, in July 2024, the company also funded US$1 million for the third tranche and a derivative liability of $752 was derecognized. As at September 30, 2024, the Company revalued the commitment to fund remaining third tranche at an estimated fair value of $368 (September 30, 2023 – $1,743) and recorded a change in fair value of $762 (September 30, 2023 – $319) for the year ended September 30, 2024. The derivative liability is included in the current derivative liabilities on the consolidated statements of financial position.

iv.    Non-voting Class A convertible preferred shares
In relation to the Follow-on BAT Investment, the Company is required to issue non-voting Class A convertible preferred shares ("Preferred Shares"). The Preferred Shares to be issued as part of future tranches represent an obligation for the Company to deliver a variable number of its own Common Shares and hence meet the definition of an instrument classified as a derivative financial instrument as per IAS 32 Financial Instruments: Presentation. The Company measured the derivative at fair value on initial recognition. The derivative financial instrument is classified as a derivative asset or a derivative liability depending partly on whether the fair value of the Company's Preferred Shares is above or below the $3.2203 subscription price. At initial recognition, the derivative financial instrument was recognized as a derivative financial liability with a fair value of $1,921. Refer to Note 12 and 13 (iii) for further information regarding the Follow-on BAT Investment.

In August 2024, the Company closed the second tranche of the Follow-on BAT Investment and issued 8,463,435 Preferred Shares. The fair value of the derivative liability that was derecognized on closing of the second tranche was $4,339. As at September 30, 2024, the Company revalued the derivative liability for the third tranche to an estimated fair value of $4,771. Accordingly, the Company recognized a total fair value loss of $7,189 in the consolidated statements of operations and comprehensive loss. The derivative liability is included in the current derivative liabilities on the consolidated statements of financial position.

12.     PREFERRED SHARES
On August 30, 2024, in relation to the Follow-on BAT Investment (as hereinafter defined), the Company issued 8,463,435 Preferred Shares of the Company. The Preferred Shares are eligible for conversion into Common Shares at BAT’s option, provided that such conversion would not result in BAT’s voting interest in the Company exceeding 30%. Each Preferred Share shall be economically equivalent to a Common Share and will be convertible into Common Shares without payment of any additional consideration. The conversion ratio shall initially be one-for-one, and post-issuance shall increase at a rate of 7.5%
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per annum, compounded annually, until such time as the Preferred Shares are converted into Common Shares or the aggregate equity interest of BAT in the Company (inclusive of both the Common Shares and Preferred Shares as if converted into Common Shares) reaches 49%. The Preferred Shares are not entitled to vote until they are converted into Common Shares. BAT shall be periodically required to convert Preferred Shares to the extent that it holds less than 30% of the Common Shares outstanding. Refer to Note 13 (iii) for further information regarding Follow-on BAT Investment.

The number of shares that will be issued on conversion is not fixed and therefore, Preferred Shares are classified as liabilities. These liabilities are measured at FVTPL. The conversion feature is considered to be an embedded derivative that qualifies for bifurcation. However, the Company has elected to account for the entire instrument as FVTPL after determining under IFRS 9 that the Preferred Shares qualify to be accounted for under such FVTPL method.

On initial recognition, the Preferred Shares were measured at a fair value of $31,594. At the time of closing of the first tranche Follow-on BAT Investment, the Company incurred transaction cost of $1,259 and $410 was recognized as prepaid expenses and deposits for the closing of second tranche. Out of total of $410, $269 was allocated to Preferred Shares and was recognized as an expense in the consolidated statements of operations and comprehensive loss. Refer to Note 13 (iii) for further details.

As at September 30, 2024, the Preferred Shares had an estimated fair value of $31,070, resulting in a fair value gain of $524 which was recognized in the consolidated statements of operations and comprehensive loss.

13.    SHARE CAPITAL
i.    Authorized share capital
The authorized share capital of the Company is an unlimited number of Common Shares without par value and an unlimited number of preferred shares without par value.

ii.    Issued share capital
As at September 30, 2024, the Company’s issued and outstanding share capital consisted of 108,585,492 (September 30, 2023 – 81,161,630) Common Shares with a carrying value of $852,891 (September 30, 2023 - $776,906).

iii.    Issuances of share capital
Private Placement
In November 2023, the Company entered into a subscription agreement (the "Subscription Agreement") with BAT for a $124.6 million follow-on investment (the "Follow-on BAT Investment"), whereby BAT, acting through its wholly owned subsidiary BT DE Investments Inc., agreed to subscribe for a total of 38,679,525 shares at a price of $3.2203 per share through three tranches, subject to the receipt of shareholder approval, certain regulatory approvals and other conditions. At each tranche closing, BAT will be issued Common Shares in the Company insofar as the aggregate number of Common Shares owned or controlled by BAT does not exceed 30% of the aggregate number of the Company's Common Shares issued and outstanding. To the extent that BAT would otherwise acquire in excess of 30% of the issued and outstanding Common Shares, it will be issued Preferred Shares.

In January 2024, the Company obtained shareholder and other regulatory approvals and closed the first of three tranches of the Follow-on BAT Investment. Pursuant to the first tranche closing, BAT acquired 12,893,175 Common Shares of the Company at a price of $3.2203 per share for gross proceeds of $41,520. Considering at the time of closing of first tranche, it was estimated that the Company will be issuing the Preferred Shares as part of future tranches, which represented an obligation for the Company to deliver a variable number of its own Common Shares and hence met the definition of an instrument classified as a derivative financial instrument as per IAS 32 Financial Instruments: Presentation. IFRS 9 requires the value of such derivative to be recognized as part of closing of the first tranche and therefore, the carrying amount of the Common Shares issued in the first tranche on initial recognition was measured at the gross proceeds of $41,520 received from BAT for the first tranche minus transaction costs of $420 and the fair value of the derivative of $1,921. Refer to Note 11 (iv) for further details.

At the time of closing of the first tranche, the Company incurred total transaction cost of $1,259 in the form of listing fees, regulatory fees, and legal and professional fees. Out of this total cost, $420 was allocated to the Common Shares that were issued on closing of the first tranche of the Follow-on BAT Investment. Of the remaining costs, $19 were allocated to the derivative liability and recognized as an expense in the consolidated statements of operations and comprehensive loss and $820 was recognized as prepaid expenses and deposits related to a future issuance of shares through the second and third tranche.

On August 30, 2024, the Company closed the second of three tranches and issued 4,429,740 Common Shares and 8,463,435 Preferred Shares of the Company at a price of $3.2203 per share for gross proceeds of $41,582. On initial recognition, the Company recognized the total consideration for the second tranche, which consisted of the recognition of gross proceeds of $41,582 and derecognized the derivative financial liability of $4,339 for the second tranche. The carrying amount of the Common Shares issued in the second tranche was measured as the residual of the total consideration for the second tranche and the fair value of the Preferred Shares of $31,594. In addition, transaction costs of $141 in relation to the issuance of the
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Common Shares were deducted from the carrying amount of the Common Shares and the remaining second tranche transaction cost of $269 was allocated to Preferred Shares and was recognized as an expense in the consolidated statements of operations and comprehensive loss. Refer to Note 11 (iv) for further details.
The remaining 12,893,175 shares are due to be subscribed in the third and final tranche on or around February 28, 2025, subject to certain customary conditions.

Pursuant to the Subscription Agreement, one-half of each of the first tranche subscription proceeds and the second tranche subscription proceeds, and all of the third tranche subscription proceeds, is required to be segregated from the Company's regular cash in order to fund a strategic investment pool (the "Jupiter Pool") that is designed to expand the Company's geographic footprint and capitalize on emerging growth opportunities. In accordance with the requirement of the Subscription Agreement, one-half of the first and second tranche gross proceeds of $83,102 was segregated from the Company's regular cash and was classified as restricted cash on the consolidated statements of financial position.

In connection with the closing of the first tranche, the Company and BAT also entered the Amended and Restated IRA, pursuant to which BAT is eligible to appoint up to 30% of the Board of Directors. Furthermore, the Amended and Restated IRA extends the period within which BAT is eligible to exercise certain Top-Up Rights to 12 months after the closing date of the final tranche of the Follow-on BAT Investment.

Unit offering
On April 2, 2024, the Company closed the Offering for gross proceeds of $28.8 million. The Company sold 8,901,000 units (each a "Unit") at a price of $3.23 per Unit, which included 1,161,000 Units sold pursuant to the exercise in full of the underwriters’ over-allotment option. Each Unit is comprised of one Common Share of the Company and one-half of one Warrant. Each Warrant is exercisable to acquire one Warrant Share for a period of four years following the closing date of the Offering at an exercise price of $3.65 per Warrant Share, subject to adjustment in certain events. As described in Note 9, $7,798 of the gross proceeds was allocated to derivative liabilities with the residual, $20,953, which represents the value allocated to the Common Shares, being recorded in share capital. Share issuance costs were $2,464 which included a 4.7% cash commission of $1,366 paid to placement agents with the balance related to filing, legal, and other professional fees directly related to the Offering. Of the total, $668 of the share issuance costs were allocated to the derivative liabilities and expensed in the consolidated statements of operations and comprehensive loss and the balance of $1,796 was allocated to the Common Shares recorded in share capital.

The Edibles and Infusions Corporation acquisition
During the year ended September 30, 2023, the Company issued 2,621,370 Common Shares on EIC's achievement of the second milestone earnout set in the EIC share purchase agreement for share consideration of $6,500, less share issuance costs of $19 (Note 25).

Exercise of stock options
During the year ended September 30, 2024, 3,942 (September 30, 2023 – 26,300) share options were exercised at an average exercise price of $1.49 (September 30, 2023 - $1.47) for cash proceeds of $39 (September 30, 2023 - $74) and an increase of $11 (September 30, 2023 - $69) to share capital and a decrease to equity reserves of $5 (September 30, 2023 - $30).

Exercise of RSU
During the year ended September 30, 2024, 1,193,789 (September 30, 2023 – 59,138) RSUs were exercised for an increase of $3,430 (September 30, 2023 - $621) to share capital and a decrease to equity reserves of $3,430 (September 30, 2023 - $621).

Exercise of PSU
During the year ended September 30, 2024, 2,216 (September 30, 2023 – 948) PSUs were exercised for an increase of $22 (September 30, 2023 - $10) to share capital and a decrease to equity reserves of $22 (September 30, 2023 - $10).

Exercise of warrants
During the year ended September 30, 2024, Nil (September 30, 2023- Nil) warrants were exercised.

iv.    Share-based compensation
During the year ended September 30, 2024, the Company recognized total share-based compensation charges, including those related to production employees that are charged to biological assets and inventory, of $7,182 (September 30, 2023 – $5,727).

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Stock options
The following table summarizes changes in the Company’s outstanding stock options for the year ended September 30, 2024:

	NUMBER	WEIGHTED AVERAGE EXERCISE PRICE
Balance - September 30, 2023	2,829,676	$9.94
Granted	62,000	$5.60
Exercised	(3,942)	$1.49
Cancelled / Forfeited	(70,813)	$10.26
Expired	(125,585)	$9.02
Balance - September 30, 2024	2,691,336	$9.89

The following is a summary of the outstanding stock options as at September 30, 2024:

OPTIONS OUTSTANDING			OPTIONS EXERCISABLE
Range of Exercise Prices	Quantity Outstanding	Weighted Average Remaining Contractual Life (years)	Quantity Exercisable
$1.20 - $3.00	71,865	4.0	61,665
$3.01 - $5.00	217,087	7.5	213,687
$5.01 - $10.00	1,539,917	7.4	1,514,150
$10.01 - $20.00	650,642	4.9	650,642
$20.01 - $30.00	96,825	4.1	96,825
$30.01 - $45.08	115,000	4.4	115,000
	2,691,336	7.3	2,651,969

Total share-based compensation expenses, including those related to production employees that are charged to biological assets and inventory for the year ended September 30, 2024 were $974 (September 30, 2023 – $3,376) related to the Company’s stock option plan. The fair value of options granted during the year ended September 30, 2024 was $123 (September 30, 2023 - $1,075). These options are measured at fair value at the date of grant and are expensed over the option’s vesting period, which is typically a three year term with options vesting in annual tranches evenly over this time period. The Company used the Black-Scholes option pricing model to estimate the fair value of options granted.

The following inputs were used to fair value the options that were granted during the year ended September 30, 2024 and the thirteen months ended September 30, 2023:

	SEPTEMBER 30, 2024	SEPTEMBER 30, 2023
Risk free interest rate	3.57% - 3.60%	3.03% - 3.47%
Expected life of options	5.0 - 5.7 years	5.0 - 6.0 years
Expected annualized volatility	87.72% - 89.09%	83.68% - 87.51%
Expected dividend yield	—	—
Forfeiture rate	10.4%	11.3% - 11.7%

Expected volatility was estimated by using the weighted average historical volatility of the Company. The expected life in years represents the period of time that options granted are expected to be outstanding. The risk free rate is based on Government of Canada bonds with a remaining term equal to the expected life of the options. The forfeiture rate is calculated based on historical experience.

Equity Incentive Plan
During the year ended September 30, 2024, the Company has granted both RSUs and PSUs under the 2017 Equity Incentive Plan and under the 2020 New Equity Incentive Plan. The grant price of any RSU or PSU was determined based on the market price calculated in accordance with TSX rules at the time of grant and with respect to PSUs, adjusted for any non-market and market performance vesting conditions in accordance with IFRS 2 Share-based Payment.

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The following table summarizes the movements in the Company’s outstanding RSUs:

NUMBER
Balance - September 30, 2023	881,149
Granted	3,440,578
Exercised	(1,193,789)
Cancelled / Forfeited	(154,295)
Balance - September 30, 2024	2,973,643

The estimated fair value of the equity settled RSUs granted during the year ended September 30, 2024 was $6,869 (September 30, 2023 - $1,828), which was based on the Company’s share price at the grant date and will be recognized as an expense over the vesting period of the RSUs, which is over a period of three years for most grants. For the year ended September 30, 2024, $5,676 (September 30, 2023 - $2,192) has been recognized as share-based compensation expense.

The following table summarizes the movements in the Company’s outstanding PSUs:

NUMBER
Balance - September 30, 2023	260,713
Granted	911,213
Exercised	(2,216)
Cancelled / Forfeited	(52,492)
Balance - September 30, 2024	1,117,218

The estimated fair value of the equity settled PSUs granted during the year ended September 30, 2024 was $846 (September 30, 2023 - $1,042), which was based on the Company’s share price at the grant date, adjusted for an estimate of likelihood of forfeiture, and will be recognized as an expense over the vesting period of the PSUs, which is three years for most grants. For the year ended September 30, 2024, $532 (September 30, 2023 - $159) has been recognized as share-based compensation expense.

v.    Loss per share
Basic and diluted loss per share represents net loss attributable to common shareholders divided by the weighted average number of Common Shares outstanding during the year.

The weighted average number of Common Shares, used in the calculation of basic and diluted loss per share for the year ended September 30, 2024 was 95,293,899 (September 30, 2023 - 81,292,869).

14.    LEASE LIABILITIES
The Company records its leases in accordance with IFRS 16, and as a result recognizes the right-of-use (“ROU”) assets and corresponding lease liabilities. ROU assets are recorded under property, plant, and equipment (Note 7) with current and long-term portion of lease liabilities recorded under other liabilities.

The changes in the carrying value of current and non-current lease liabilities are as follows:

SEPTEMBER 30, 2024
Balance, September 30, 2023	$4,564
Lease additions	1,384
Lease payments	(1,240)
Lease disposal	(590)
Interest expense on lease liabilities	252
Balance, September 30, 2024	4,370
Current portion (included in other liabilities)	(1,026)
Long-term portion	$3,344

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The undiscounted contractual payments relating to the current and future lease liabilities is:

	SEPTEMBER 30, 2024	SEPTEMBER 30, 2023
Less than 1 year	$1,266	$1,251
1 to 2 years	691	1,081
2 to 3 years	648	503
3 to 4 years	661	459
4 to 5 years	618	461
Thereafter	1,531	1,944
Total	$5,415	$5,699

15.    INVESTMENTS IN ASSOCIATES
The carrying value of investments in associates consists of:

	ALPHA-CANNABIS PHARMA GMBH (3)	EVIANA HEALTH CORPORATION (4)	HYASYNTH BIOLOGICALS INC.	TOTAL
Participating share (1)	25.0%	19.9%	48.3%
Balance, September 30, 2023	$—	$—	$5,284	$5,284
Share of net loss (2)	—	—	(511)	(511)
Impairment loss	—	—	(4,773)	(4,773)
Balance, September 30, 2024	$—	$—	$—	$—

(1) % Interest includes the potential ownership interest that could result from the conversion of debentures and exercise of warrants.
(2) The Company utilizes the most recently issued financial statements of its associates in its results with a two-month lag since the Company does not have the same reporting date as its associates (for the year ended September 30, 2024, the Company utilized its associates’ results for the year ended July 31, 2024).
(3) During the year ended August 31, 2021, the Company identified indicators of impairment with respect to its investment in ALPHA-CANNABIS PHARMA GMBH, resulting in impairment which reduced the carrying value of the investment to $nil.
(4) During the year ended August 31, 2020, the Company identified indicators of impairment with respect to its investment in Eviana Health Corporation, resulting in impairment which reduced the carrying value of the investment to $nil.
a.Hyasynth Biologicals Inc.
On September 12, 2018, the Company invested in Hyasynth Biologicals Inc. (“Hyasynth”) by way of convertible secured debentures, to be purchased in three tranches and valued in the aggregate amount of $10,000. The first tranche ("Tranche 1") was issued on September 12, 2018, the second tranche (“Tranche 2”) was issued on October 23, 2020 (as described below), and the third tranche ("Tranche 3") was issued on December 22, 2021 (as described below).

Hyasynth is a privately held biotechnology company based in Montreal, Quebec, specializing in cannabinoid science and biosynthesis. The Company’s investment is in the form of convertible debentures, which provide a potential ownership interest of up to 49.9% based on the cumulative investment from Tranche 1, Tranche 2 and Tranche 3.

Concurrent with the Company’s investment in Hyasynth, the parties entered into a CBD supply agreement, whereby the Company has the ability to purchase up to 100% of Hyasynth’s annual cannabinoid or cannabinoid-related production at a 10% discount to the agreed upon wholesale market price for a period of 10 years from the date Hyasynth commences commercial production.

Tranche 1 of the convertible debentures has a face value of $5,000, bears interest at 8.0% per annum, is secured, and matures on the earlier of August 31, 2023 or the closing date of a qualified sale transaction, unless an automatic or optional conversion has occurred. Tranche 1 of the convertible debentures is convertible at the option of the holder at any time at a price of $40 per share, or into 125,000 common shares. Conversion of the debentures may be automatically triggered based on the completion of a qualified transaction or Hyasynth’s facility reaching a pre-defined production capacity.

On October 23, 2020, the Company advanced an additional $2,500 to Hyasynth by way of convertible debentures as a result of Hyasynth’s achievement of the contractual production-related milestone for Tranche 2 of the convertible debentures.

On December 22, 2021, the previously issued debenture agreement was amended to waive the milestone requirement for the Tranche 3 convertible debenture. Subsequently, the Company advanced an additional $2,500 (plus transaction costs of $124) to Hyasynth for the Tranche 3 convertible debentures bringing the Company's total investment in Hyasynth to $10,000, which provides the Company with a potential ownership interest of up to 49.9% on a fully diluted basis.

In addition to the ownership interest, the Company also considered various qualitative factors to conclude that significant influence exists, including representation on Hyasynth’s board of directors. Based on this assessment, the Company concluded that the equity method of accounting is appropriate. The Company has appointed two directors to the board of Hyasynth.
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Following the original maturity date of the debentures, the Company entered into two amendments which amended the maturity date initially to March 15, 2024 and then, subsequently to June 30, 2025. On the amended maturity date, the Company has the right to give Hyasynth 30 days prior written notice to convert the debentures to common equity or demand repayment of the outstanding balance of the debentures. As at September 30, 2024, the Company's potential ownership interest was reduced to 48.3% on a fully diluted basis.

As at September 30, 2024, the Company determined that there are indicators of impairment related to its investment in Hyasynth. The Company determined the recoverable amount to be approximately $Nil. An impairment loss of $4,773 was recognized in the consolidated statement of operations and comprehensive loss for the year ended September 30, 2024.

16.    RELATED PARTY TRANSACTIONS
Key management personnel are those persons having the authority and responsibility for planning, directing, and controlling activities of the Company, directly or indirectly. The key management personnel of the Company are the members of the Company’s executive management team and Board of Directors.

Management and Board compensation
For the year ended September 30, 2024 and the thirteen months ended September 30, 2023, the Company’s expenses included the following management and Board of Directors compensation:

	YEAR ENDED	THIRTEEN MONTHS ENDED
	SEPTEMBER 30, 2024	SEPTEMBER 30, 2023
Salaries, bonus and consulting fees	$7,155	$4,737
Share-based compensation	4,620	3,525
Total key management compensation	$11,775	$8,262

During the year ended September 30, 2024, 62,000 stock options (September 30, 2023 – 206,250) were granted to key management personnel with an aggregate fair value of $123 (September 30, 2023 – $665). In addition, during the year ended September 30, 2024, 2,175,879 RSUs (September 30, 2023 – 285,191), were granted to key management personnel with an aggregate fair value of $4,373 (September 30, 2023 – $1,325). For the year ended September 30, 2024, 678,717 PSUs, (September 30, 2023 – 136,920) were issued to key management personnel with an aggregate fair value of $543 (September 30, 2023 – $305).

Significant Transactions with Associates and Joint Operations
The Company has transactions with related parties, as defined in IAS 24 Related Party Disclosures, all of which are undertaken in the normal course of business.

For the year ended September 30, 2024, under the Product Development Collaboration Agreement between the Company and BAT dated March 10, 2021, BAT incurred $3,708 (September 30, 2023 – $3,134) of direct expenses and the Company incurred $9,623 (September 30, 2023 – $10,638) of direct expenses and capital expenditures of $96 (September 30, 2023 – $1,768) related to the Center of Excellence ("CoE"). The Company recorded, in the year ended September 30, 2024, $6,666 (September 30, 2023 – $6,886) of these expenditures within research and development expense in the consolidated statement of operations and comprehensive loss. For the year ended September 30, 2024, the Company recorded $49 (September 30, 2023 – $884) of capital expenditures which are included in the consolidated statement of financial position.

During the year ended September 30, 2024, BAT exercised nil (September 30, 2023 – nil) Top-up Rights. As at September 30, 2024, there is a balance receivable from BAT of $3,169 (September 30, 2023 – $167).

In November 2023, the Company entered into a subscription agreement with BAT in relation to the Follow-on BAT Investment. Refer to Note 13 (iii) for further information.

17.     CAPITAL MANAGEMENT
The Company's capital consists of long-term debt (including current portion), derivative liabilities, share capital, equity reserves, accumulated other comprehensive loss, and accumulated deficit, which as at September 30, 2024 is $325,263 (September 30, 2023 - $273,651). Equity reserves is comprised of any amounts recorded with respect to the recognition of share-based compensation expense (options, RSUs, or PSUs) or the fair value of warrants issued. Accumulated other comprehensive loss is entirely comprised of fair value changes recorded on the Company’s investment in WHC.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023    36

The Company manages its capital structure and adjusts it based on funds available to the Company, in order to fund its growth. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative stage of the Company, is reasonable. There were no changes to the Company's approach to capital management during the year.

18.    FAIR VALUE OF FINANCIAL INSTRUMENTS AND FINANCIAL RISK FACTORS
i.Fair value of financial instruments
Financial instruments recorded at fair value on the consolidated statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company’s valuation techniques. A level is assigned to each fair value measurement based on the lowest-level input significant to the fair value measurement in its entirety.

The three levels of the fair value hierarchy are described as follows:

•Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date;

•Level 2 inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

•Level 3 inputs are unobservable inputs for the asset or liability.

The fair values of cash, short-term investments, accounts and other receivables, accounts payable and accrued liabilities and restricted cash approximate their carrying amounts due to their short-term nature. The fair value of long-term debt approximates $25 (September 30, 2023 – $155), which is its carrying value.

The fair value of the investment in WHC is primarily based on Level 3 unobservable inputs and is determined using a market-based approach, based on revenue multiples for comparable companies.

In determining the impairment loss, the FVLCD of property, plant and equipment was determined based on a third-party appraisal using market and replacement cost approaches. Consideration is given to information from historical data and industry standards which constitute both observable and unobservable inputs (level 2 and level 3).

The fair value of the convertible promissory note issued to OBX was determined using the binomial lattice model. The key assumptions used in the model are OBX stock price, dividend yield, expected future volatility of OBX stock, credit risk-adjusted discounting rate, risk-free rate, and probability and timing of certain qualified events. The credit risk-adjusted discounting rate and the expected equity volatility are based on unobservable inputs and are categorized as Level 3 in the fair value hierarchy.

The fair value of the Secured Convertible Loan advanced to Phylos was determined using the binomial lattice model and has been classified as level 3 in the fair value hierarchy. The fair value of the Secured Convertible Loan was based on certain assumptions, including likelihood, and timing of the federal legalization or decriminalization of cannabis in the United States. Similarly, the fair value of the commitment to fund an additional US $1 million was based on certain assumptions, including the probability of Phylos meeting certain required milestones.

The fair value of the Laurentian contingent share consideration is primarily based on Level 3 unobservable inputs in a Monte Carlo pricing model. The determination of the fair value of this liability is primarily driven by the Company’s expectations of Laurentian achieving its business objectives. The key assumptions used in the model are the expected future sales volumes and selling prices used in determining Laurentian's future adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA") and WACC.

The fair value of the Convertible Note advanced to Sanity Group was determined using the binomial lattice model. The key assumptions used in the Model for are Sanity Group stock price, dividend yield, expected future volatility of Sanity Group stock, credit risk-adjusted discounting rate, risk-free rate, and probability and timing of certain qualified and non-qualified events. The credit risk-adjusted discounting rate and the expected equity volatility are based on unobservable inputs and are categorized as Level 3 in the fair value hierarchy.

The fair value of equity interest in the Sanity Group was determined using the option pricing model wherein the current value of the Sanity Group was allocated to the various types of shares based on their rights and preferences. The current value of the Sanity Group was determined using the backsolve approach which benchmarks the original issue price of the Sanity Group's latest funding transaction.
CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023    37

The fair value of derivative warrant liabilities is based on Level 1 and 2 inputs utilized in a Black-Scholes option pricing model to estimate the fair value of such Warrants. The key assumption used in the model is the expected future volatility in the price of the Company’s Common Shares. If the expected future volatility in the common share price of the Company increased by 10%, the estimated fair value of the derivative warrant liability and net loss would increase by $456, or if it decreased by 10%, the estimated fair value of the derivative warrant liability and net loss would decrease by $508.

The fair value of the Top-up Rights is based on Level 3 inputs utilized in a Monte Carlo pricing model to estimate the fair value of such Top-up Rights. The key assumptions used in the model are the expected future price of the Company’s Common Shares, the weighted average expected life of the instruments and the expected future volatility in the price of Common Shares. A sensitivity analysis for changes in key inputs was not presented as it was deemed that the impact of reasonable changes in key inputs would not be significant.

The fair value of the contractual commitment to issue Preferred Shares in the future is based on level 1, level 2 and level 3 inputs and is determined based on estimated fair value of the Preferred Shares and the present value of the share price agreed with BAT. The fair value of the Preferred Shares was estimated using certain assumptions, including tenure of BAT's common shares and potential shareholding meeting 30% and 49% thresholds, respectively, market price and volatility of the Company's Common Shares, risk free rate and discount for lack of marketability.

The fair value of Preferred Shares is based on level 1, level 2 and level 3 inputs and is determined based on market price and volatility of the Company's Common Shares, risk free rate and discount for lack of marketability.

During the year, there were no transfers of amounts between Levels 1, 2 and 3.

ii.Financial risk factors
The Company is exposed to various risks through its financial instruments, as follows:

(a) Credit risk arises from deposits with banks, short-term investments, outstanding trade and other receivables, restricted cash and other financial assets. For trade receivables, the Company does not hold any collateral as security but mitigates this risk by dealing only with what management believes to be financially sound counterparties and, accordingly, does not anticipate significant loss for non-performance, except potentially from outstanding receivable from one of our international customers. For certain trade and other receivables, management generally obtains guarantees or general security agreements, where applicable. The maximum exposure to credit risk of cash, short-term investments, restricted cash, other financial assets and accounts receivable and other receivables on the consolidated statements of financial position as at September 30, 2024 approximates $211,306 (September 30, 2023 - $90,351).

As of September 30, 2024 and September 30, 2023, the Company’s aging of trade receivables was as follows:

	SEPTEMBER 30, 2024	SEPTEMBER 30, 2023
0-60 days	$32,349	$22,946
61-120 days	5,502	5,845
Gross trade receivables	$37,851	$28,791
Less: Expected credit losses and reserve for product returns and price adjustments	(5,196)	(1,334)
	$32,655	$27,457

(b) Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. As at September 30, 2024, the Company had $106,745 (September 30, 2023 – $33,864) of cash and working capital of $208,897 (September 30, 2023 - $133,545). Further, the Company may potentially access equity capital through the capital markets if required.

The Company is obligated to the following contractual maturities relating to their undiscounted cash flows as at September 30, 2024:

	Carrying Amount	Contractual Cash Flows	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Accounts payable and accrued liabilities	$47,097	$47,097	$47,097	$—	$—	$—
Long-term debt	25	85	60	25	—	—
	$47,122	$47,182	$47,157	$25	$—	$—

The contractual maturities noted above are based on contractual due dates of the respective financial liabilities.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023    38

In connection with the Company’s facilities, the Company is contractually committed to approximately $1,676 of capital expenditures.

(c) Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk for the Company is comprised of:

(d) Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s debt obligations with a floating interest rate. The Company has determined that a 1% change in rates would not have a material impact on the consolidated financial statements.

19.    REVENUE
Net revenue for the Company is defined as gross revenue, which is net of any customer discounts, rebates, and sales returns and recoveries, less excise taxes.

Revenue for the year ended September 30, 2024 and thirteen months ended September 30, 2023 is disaggregated as follows:

	YEAR ENDED	THIRTEEN MONTHS ENDED
	SEPTEMBER 30, 2024	SEPTEMBER 30, 2023
Recreational wholesale revenue (Canadian)	$230,387	$209,001
Direct to patient medical and medical wholesale revenue (Canadian)	1,732	3,584
International wholesale (business to business)	9,651	18,874
Wholesale to licensed producers (Canadian)	5,310	2,129
Other revenue	97	59
Gross revenue	$247,177	$233,647
Excise taxes	(87,336)	(72,008)
Net revenue	$159,841	$161,639

Recreational revenue is primarily comprised of provincial government bodies and large retailers that sell cannabis through their respective distribution models, whereas international and domestic wholesale revenue is comprised of wholesale shipments to other cannabis companies, including licensed producers, for further processing and sales onto their end customers.

During the year ended September 30, 2024, the Company had four customers (September 30, 2023 – three customers), that individually represented more than 10% of the Company’s net revenue.

20.    COST OF SALES
Cost of sales is comprised of the cost of inventories sold during the year, shipping expenses, the production cost of late-stage biological assets that are disposed of, provisions for inventory that do not pass the Company’s quality assurance standards and obsolete products and packaging, and other production overhead.

During the year ended September 30, 2024, the Company recorded provisions in relation to excess and unsaleable inventories and biological assets as well as adjustments to net realizable value totaling $5,483 (September 30, 2023 - $15,012), which are detailed in Note 6.

During the year ended September 30, 2024, the Company recorded $nil (September 30, 2023 - $nil) in charges for unabsorbed fixed overhead related to reduced production volumes.

21.    CONTINGENCIES
The Company recognizes loss contingency provisions for probable losses when management can reasonably estimate the loss. When the estimated loss lies within a range, the Company records a loss contingency provision based on its best estimate of the probable loss. If no particular amount within that range is a better estimate than any other amount, the mid-point of the range is used. As information becomes known a loss contingency provision is recorded when a reasonable estimate can be made. The estimates are reviewed at each reporting date and the estimates are changed when expectations are revised. An outcome that deviates from the Company’s estimate may result in an additional expense or release in a future accounting period.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023    39

22.    GENERAL AND ADMINISTRATIVE EXPENSES BY NATURE

	YEAR ENDED	THIRTEEN MONTHS ENDED
	SEPTEMBER 30, 2024	SEPTEMBER 30, 2023
Office and general	$19,109	$18,355
Wages and benefits	15,414	14,379
Professional fees	6,287	13,271
Depreciation and amortization	3,851	5,639
Travel and accommodation	628	788
Utilities	581	598
Total general and administrative expenses	$45,870	$53,030

During the year ended September 30, 2024, the Company recognized a provision for expected credit losses of $4,222, included in the office and general category above.

23.    INCOME TAXES
Components of income tax recovery are as follows:

	SEPTEMBER 30, 2024	SEPTEMBER 30, 2023
Current tax
Current expense	$—	$30
Prior year adjustments	—	(225)
	$—	$(195)
Deferred tax
Origination and reversal of temporary differences	$(7,052)	(57,438)
Change in unrecognized temporary differences	4,666	48,344
Prior year adjustments	2,386	5,477
	$—	$(3,617)
Total income tax recovery	$—	$(3,812)

A reconciliation of income tax recovery at the statutory rate to amounts recorded in the consolidated financial statements is provided below:

	SEPTEMBER 30, 2024	SEPTEMBER 30, 2023
Loss before income taxes	$(45,440)	$(252,413)
Statutory income tax rate	29.0%	29.0%
Tax calculated at statutory rate	(13,178)	(73,200)
Non-deductible (non-taxable) items	5,614	11,489
Change in unrecognized temporary differences	4,666	48,495
Tax rate differences and tax rate changes	512	4,152
Prior year tax adjustments	2,386	5,252
Income tax recovery	$—	$(3,812)

Recognized deferred tax assets and liabilities consist of the following:
CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023    40

	SEPTEMBER 30, 2024	SEPTEMBER 30, 2023
Deferred tax assets are attributable to the following:
Non-capital losses	$10,485	$12,136
Property, plant and equipment	—	475
Other	—	114
Lease liabilities	985	1,041
Deferred tax assets	11,470	13,766
Set-off of tax	(11,470)	(13,766)
Net deferred tax asset	$—	$—

Deferred tax liabilities are attributable to the following:
Property, plant and equipment	$(375)	$(1,300)
Intangible assets	(1,773)	(2,137)
Biological assets	(2,499)	(2,832)
Inventories	(5,859)	(6,422)
Right-of-use assets	(927)	(731)
Net investment in sublease	(13)	(316)
Other	(24)	(27)
Deferred tax liabilities	(11,470)	(13,765)
Set-off of tax	11,470	13,765
Net deferred tax liability	$—	$—

The changes in temporary differences during the year ended and thirteen months ended September 30, 2024 and September 30, 2023, respectively, were as follows:

	NET BALANCE AT SEPTEMBER 30, 2023	RECOGNIZED IN PROFIT OR LOSS	NET BALANCE AT SEPTEMBER 30, 2024
Non-capital losses	$12,136	$10,485	$22,621
Property, plant and equipment	(1,557)	(1,302)	(2,859)
Intangible assets	(2,117)	(1,773)	(3,890)
Biological assets	(2,832)	(2,499)	(5,331)
Inventories	(6,328)	(5,859)	(12,187)
Lease liabilities	1,041	985	2,026
Net investment in sublease	(316)	(13)	(329)
Other	(27)	(24)	(51)
Net tax liabilities	$—	$—	$—

	NET BALANCE AT AUGUST 31, 2022	RECOGNIZED IN PROFIT OR LOSS	RECOGNIZED DIRECTLY IN EQUITY & OCI	NET BALANCE AT SEPTEMBER 30, 2023
Non-capital losses	$6,479	$5,657	$—	$12,136
Property, plant and equipment	(1,131)	(426)	—	(1,557)
Intangibles	(3,719)	1,602	—	(2,117)
Biological assets	(2,628)	(204)	—	(2,832)
Inventories	(3,165)	(3,163)	—	(6,328)
Lease liabilities	862	179	—	1,041
Net investment in sublease	(315)	(1)	—	(316)
Other	—	(27)	—	(27)
Net tax (liabilities) assets	$(3,617)	$3,617	$—	$—

As at September 30, 2024, the Company has $397,826 (September 30, 2023 - $313,727) non-capital loss carryforwards available to offset future taxable income in Canada, which begin to expire in 2035.

The Company recognizes tax benefits on losses or other deductible amounts where the probable criteria for the recognition of deferred tax assets has been met. The Company's unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consist of the following amounts:

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023    41

	SEPTEMBER 30, 2024	SEPTEMBER 30, 2023
Deductible temporary differences	$93,950	$166,739
Tax losses	362,311	273,774
	$456,261	$440,513

24.     PRODUCT DEVELOPMENT COLLABORATION
On March 10, 2021, in conjunction with the strategic investment received as described herein, the Company and BAT entered into a PDC Agreement pursuant to which the CoE was established to focus on developing the next generation of cannabis products with an initial focus on CBD. The CoE is located at the Company’s Moncton Campus, which holds the Health Canada licenses required to conduct research and development (“R&D”) activities with cannabis products. Both companies are contributing scientists, researchers, and product developers to the CoE and it is supervised by a steering committee consisting of an equal number of senior members from both companies. Under the terms of the PDC Agreement, both the Company and BAT have access to certain of each other’s intellectual property (“IP”) and, subject to certain limitations, have the right to independently, globally commercialize the products, technologies and IP created by the CoE pursuant to the PDC Agreement.

Pursuant to the terms of the PDC Agreement, $31,109 of the investment proceeds were reserved as restricted cash in order to satisfy certain of the Company’s future obligations under the PDC Agreement, including the Company’s portion of its funding obligations under a mutually agreed initial budget for the CoE. Costs relating to the CoE are funded equally by the Company and BAT. Balances are transferred from restricted cash to the Company's general operating account as CoE related expenditures are periodically reconciled and approved. The balance in restricted cash as at September 30, 2024 is $8,175 (September 30, 2023 - $17,893).

The CoE is accounted for as a joint operation, with the Company and BAT each paying 50% of the costs incurred by the CoE. The Company recognized its share of the expenses incurred by the CoE in the statements of operations and comprehensive loss under Research and development. For the year ended September 30, 2024, $6,666 (September 30, 2023 - $6,886) of expenses have been recorded in the statements of operations and comprehensive loss.

25.    ACQUISITION OF SUBSIDIARIES
i.Laurentian Organic Inc.
On December 21, 2021, the Company acquired 100% of the shares and voting interests of the non-listed Laurentian for $36,000, consisting of $10,000 in cash consideration, $7,000 on closing and $3,000 held back, with the remaining $26,000 in share consideration at the acquisition date. The Company agreed to provide the seller additional share consideration based on Laurentian's future adjusted EBITDA over a period of two years, which were as follows (all capitalized terms used below not otherwise defined herein have the respective meanings described to them in the Company’s agreement to acquire Laurentian):

a) First Year Earnout calculated for the period January 1, 2022 to December 31, 2022, as the greater of (i) zero and (ii) the difference obtained when the sum of $2,000 and 50% of the agreed capital expenditures is subtracted from 30% of the First Year adjusted EBITDA Multiple, payable in Common Shares, provided that, the sum of the Initial Consideration and the First Year Earnout Amount shall not exceed the First Year adjusted EBITDA Multiple; and

b) Second Year Earnout calculated for the period January 1, 2023 to December 31, 2023, as 19% of the Second Year adjusted EBITDA Multiple less the remaining balance of the agreed capital expenditures, payable in Common Shares, provided that, the sum of the Initial Consideration, the First Year Earnout Amount and the Second Year Earnout Amount shall not exceed the Second Year EBITDA Multiple.

Earnout payments paid in Common Shares were to be priced based on the five-day volume-weighted average price of the Company’s Common Shares on the TSX as of the day prior to settlement. As at the acquisition date, the fair value of the contingent consideration was estimated to be $6,996 and subsequently as at August 31, 2022 adjusted to $2,913, to reflect changes in estimates.
The first year earnout milestone was not met and during the thirteen months ended September 30, 2023, the Company recognized a fair valuation gain of $2,864 in the statements of operations and comprehensive loss.

The second year earnout milestone was also not met and during the year ended September 30, 2024, the Company recognized a fair valuation gain of $50 in the statements of operations and comprehensive loss.

In July 2024, the Company received a dispute notice from the Laurentian vendors purporting to cover the first year and second year earnout. The Company and the Laurentian vendors have entered into an engagement letter appointing BDO Canada LLP as neutral accountant to review the items in the dispute notice in accordance with the share purchase agreement dated December 21, 2021.

ii.The Edibles and Infusions Corporation
CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023    42

On April 6, 2021, the Company acquired 100% of the shares and voting interests of the non-listed EIC, including SUHM Investments Inc. and Quality Confections Corporation who collectively owned 100% of EIC for $22,000 of share consideration at the acquisition date. The Company has agreed to provide the seller additional share consideration of $13,000 should EIC achieve its milestones.

Contingent share consideration
The acquisition included contingent share consideration based on various milestones as follows:

i) $3,500 to be paid in Common Shares upon the first listing of EIC or Organigram-branded product, manufactured at the EIC facility, in the Ontario or Alberta recreational markets prior to December 31, 2021. This was achieved in the year ended August 31, 2021 and subsequently settled on September 8, 2021;

ii) $7,000 to be paid in Common Shares on the generation of $15 million in net revenue during the 12 months ended December 31, 2022. This was achieved during the thirteen months ended September 30, 2023 and the Company issued 2,621,370 Common Shares as consideration to the former shareholders of EIC, for a total value of $6,500. The remaining $500 has been irrevocably disclaimed and waived as part of a negotiated settlement and the Company recorded it as a change in fair value of contingent share consideration during the thirteen months ended September 30, 2023; and

iii) $2,500 to be paid in Common Shares on the generation of $7 million in adjusted EBITDA for the 12 months ended December 31, 2022. The third milestone, calculated based on the adjusted EBITDA for the 12 months ended December 31, 2022, was not met.

26.     OPERATING SEGMENTS
An operating segment is a component of the Company for which discrete financial information is available and whose operating results are regularly reviewed by the Company's chief operating decision maker, to make decisions about resources to be allocated to the segment and assess its performance, and that engages in business activities from which it may earn revenue and incur expenses. The Company only has one operating segment.

27.    SUBSEQUENT EVENTS
On December 6, 2024, the Company acquired 100% of the issued and outstanding shares of Motif Labs Ltd. (“Motif”), a Canadian leader in the vape and infused pre-roll categories backed by a portfolio of strong owned brands, for upfront consideration of $90 million, consisting of $50 million in cash and $40 million of the Company's common shares priced based on the 30 day trading volume-weighted average price ("VWAP") of $2.3210. In addition, Motif shareholders are entitled to receive an additional contingent consideration of $10 million payable in Company's common shares (“Contingent Consideration”), conditional on the Company achieving a price per share exceeding $3.2203 per share, based on the rolling 30-trading day VWAP on the Toronto Stock Exchange, within 12 months of the date of the transaction. The Contingent Consideration shall be priced at $3.22031 per share. The Company believes that this acquisition will bring economies of scale and by leveraging the combined competitive advantages and respective market positions, the Company will continue to grow in Canada and internationally.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023    43